04034996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 6 2004
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

E.ON AG
E.ON US Holding GmbH
E.ON UK Holding GmbH
E.ON US Investments Corp.
E.ON UK Ltd.
Powergen Ltd.
LG&E Energy LLC
Exact Name of registrant as specified in charter

0001136808 (E.ON AG)
Registrant CIK Number

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

Form U5S
Electronic report, schedule or registration statement of which the document are a part (give period of report)

030-00362
SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

By: [signature]

Name: Karl-Heinz Feldmann
Title: General Counsel and Senior Vice President

Date: June 29, 2004

By:

Name: Micheal C. Wilhelm
Title: Senior Vice President and Accountant

Date: June ___, 2004

DC 258981.1 07814 00607 06/28/04 03:17pm

GESAMT SEITEN 03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

E.ON AG
E.ON US Holding GmbH
E.ON UK Holding GmbH
E.ON US Investments Corp.
E.ON UK Ltd.
Powergen Ltd.
LG&E Energy LLC
Exact Name of registrant as specified in charter

0001136808 (E.ON AG)
Registrant CIK Number

Form U5S
Electronic report, schedule or registration statement of which the document are a part (give period of report)

030-00362
SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

By:

Name: Karl-Heinz Feldmann
Title: General Counsel and Senior Vice President

Date: June ___, 2004

By: [signature]

Name: Micheal C. Wilhelm
Title: Senior Vice President and Accountant

Date: June 29, 2004

E.ON US Holding GmbH

By:

Name: Heinrich Montag
Title: Executive Director

Date: June 29, 2004

E.ON UK Holding GmbH

By:

Name: Hans Gisbert Ulmke
Title: Executive Director

Date: June 29, 2004

E.ON US Investments Corp.

By:

Name: S. Bradford Rives
Title: Chief Financial Officer

Date: June ___, 2004

E.ON UK Ltd

By:

Name: Deborah Gandley
Title: Company Secretary

Date: June ___, 2004

Powergen Ltd

By:

Name: Fiona Stark
Title: Company Secretary

Date: June ___, 2004

LG&E Energy LLC

By:

Name: S. Bradford Rives
Title: Chief Financial Officer

Date: June ___, 2004

E.ON US Holding GmbH

By:

Name: Heinrich Montag
Title: Executive Director

Date: June ___, 2004

E.ON UK Holding GmbH

By:

Name: Hans Gisbert Ulmke
Title: Executive Director

Date: June ___, 2004

E.ON US Investments Corp.

By:

Name: S. Bradford Rives
Title: Chief Financial Officer

Date: June ___, 2004

E.ON UK Ltd

By: D Gandley

Name: Deborah Gandley
Title: Company Secretary

Date: June 29, 2004

Powergen Ltd

By: Fiona Stark

Name: Fiona Stark
Title: Company Secretary

Date: June 29, 2004

LG&E Energy LLC

By:

Name: S. Bradford Rives
Title: Chief Financial Officer

Date: June ___, 2004

DC 258981.1 07814 00607 06/28/04 03:17pm

E.ON US Holding GmbH

By:

Name: Heinrich Montag
Title: Executive Director

Date: June ___, 2004

E.ON UK Ltd

By:

Name: Deborah Gandley
Title: Company Secretary

Date: June ___, 2004

E.ON UK Holding GmbH

By:

Name: Hans Gisbert Ulmke
Title: Executive Director

Date: June ___, 2004

Powergen Ltd

By:

Name: Fiona Stark
Title: Company Secretary

Date: June ___, 2004

E.ON US Investments Corp.

By: S. B. Rives

Name: S. Bradford Rives
Title: Chief Financial Officer

Date: June 29, 2004

LG&E Energy LLC

By: S. B. Rives

Name: S. Bradford Rives
Title: Chief Financial Officer

Date: June 29, 2004

Exhibit Index

Exhibit

Exhibit A	The Annual Report of E.ON Energie for the year ended December 31, 2003.



Bound for the future, full of energy

Annual Report 2003

E.ON Energie—German and European Business

E.ON Energie

Regional Utilities in Germany



E.DIS and
E.ON Hanse—Overlapping
Supply Areas
E.ON Hanse
E.DIS
E.ON Westfalen Weser
Avacon
EAM Energie
TEAG
E.ON Bayern

E.ON Energie

Focus Regions in Central Europe



Benelux
Countries
Poland
Germany
Czech Republic
Slovakia
Switzerland
Austria
Hungary

E.ON Energie—Key Figures

		2003	2002*	+/- %
Sales (excl. electricity tax)	€ in millions	**21,271**	**18,209**	**+ 17**
EBITDA	€ in millions	5,778	4,663	+ 24
EBIT	€ in millions	3,834	3,067	+ 25
Internal operating profit	€ in millions	**3,058**	**2,782**	**+ 10**
Non-operating profit	€ in millions	19	-2,326	> 100
Income before income taxes	€ in millions	3,077	456	> 100
ROCE	%	**14.3**	**13.3**	**+ 8**
Cost of capital	%	9.9	9.9	—
Capital employed (annual average)	€ in millions	26,734	22,997	+ 16
Cash flow from continuing operations	€ in millions	5,040	3,246	+ 55
Investments	€ in millions	3,521	6,125	- 43
Property, plant and equipment ("PP&E") and intangible assets	€ in millions	30,562	28,123	+ 9
Depreciation/amortization of PP&E and intangible assets	€ in millions	1,844	1,528	+ 21
Total assets	€ in millions	**63,961**	**59,744**	**+ 7**
Capital stock	€ in millions	1,322	1,322	—
Stockholders' equity	€ in millions	13,521	10,248	+ 32
Personnel expenses	€ in millions	3,158	2,638	+ 20
Employees (Dec. 31)**		**43,853**	**41,823**	**+ 5**
Usable electricity deliveries	TWh	269	251	+ 8
Gas sales volume	TWh	132	112	+ 18

* All items on the income statement have been adjusted to exclude Gelsenwasser.
** 2002: excluding trainees, but including the Board of Management/Board of Directors; does not include Gelsenwasser. 2003: excluding trainees and the Executive Board/Board of Directors.

Contents

Bound for the future, full of energy



E.ON Energie continued its successful business trend in 2003, improving profitability even further. Its performance was driven by the continued optimization of our business along the entire value-added chain and the steady consolidation of electricity prices.



Although electricity prices are not yet high enough to fully cover the cost of new power plants, they have finally left behind the lows brought about by high surplus capacity, which were unavoidable at the onset of deregulation. Thanks to this development and numerous measures implemented to enhance the efficiency of our power plants, we produced strong growth in profitability. Moreover, we completed the program for the elimination of existing overcapacity initiated in the fall of 2000 by reducing our generation capacity by a total of about 5,000 MW.

Giving a business the best possible positioning is the key prerequisite for survival in the face of competition. As the E.ON family of companies expanded in the last few years, it became necessary to realign the Group extensively. E.ON thus launched the "on·top" project to consistently align its operations with the markets and their specific requirements.

This means that we at E.ON Energie will focus on the electricity business and our gas distribution activities in Central Europe, assuming responsibility for this important market. To adhere to the principle of clear responsibility for markets, it was therefore a logical step to transfer ownership of Sydkraft and Thüga within the Group at the end of the year. By resolutely orienting our corporate structure to the market for which we are responsible, sharing best practice and ensuring the commitment of all our Group companies to strive for common goals, we have the best preconditions for fulfilling the expectations placed in us.

E.ON Energie is one of the E.ON Group's mainstays. We consistently broadened our base in the last few years, rapidly internationalized the Group, improved how we deal with the market, and, last but not least, adapted our business model to the change in basic conditions. *We strive to continue making a substantial contribution to the success of the Group as a whole, and, in turn, to the benefit of our customers.*

Therefore, we will not rest on our laurels. We will relentlessly look for new ways to improve the quality of our services and increase our profitability. In this context, we will concentrate on internal efficiency-enhancing measures. We made progress in streamlining our sales structure, which we have already accomplished in other regions, by establishing E.ON Hanse and E.ON Westfalen Weser. Furthermore, we are still open to the possibility of making acquisitions that are a good strategic fit, round off our business, and enable synergy.



In this context, our sights are primarily set on central Eastern Europe—an energy market with a population of approximately 140 million and some 625 TWh in power sales. For example, we consolidated our stakes in the Czech regional utilities JCE and JME last year, and have become the largest foreign investor in the Czech Republic's electricity sector.

But achieving entrepreneurial success on deregulated markets depends not least on the political framework. In 2004, we will witness the charting of a course for the future of the German energy industry. This will involve the implementation of the single market directives for electricity and gas as well as the pan-European introduction of emissions trading. Security of supply is becoming an increasingly important issue in light of the host of blackouts experienced in the US and Europe last summer.

As indispensable as the basic conditions established by politicians to ensure improved competition, security of supply and climate protection may be, it is important that state intervention be kept to a minimum. Only then can consumers really benefit from the deregulation of energy markets.

The acceleration directives constitute a major milestone en route to creating a pan-European energy market and ensuring the security of electricity and gas supplies to our economy. Due to the submission of a new energy act, regulation is currently a subject of intense debate in Germany. One issue is paramount in this context: The directive prescribes goals and tools, but the member states are given considerable leeway in choosing and applying the tools. Our goal must be to develop a model that meets the requirements and needs of Germany's energy market.

State regulation and the extent to which it should apply in Germany goes hand in hand with the sensible minimization of government intervention and establishing a well-balanced regulatory environment. Therefore, it targets competition and supply security alike. One must not lose sight of this important equilibrium when setting up a regulatory system for the energy market.

The main task at hand is to enable non-discriminatory third-party access to networks and determine network usage fees that allow for competition, without jeopardizing the maintenance of grid infrastructure. In other words, it is important to keep a balance between a stable quality of supply and reasonable consumer prices. The regulator's task is to establish the prerequisites for real competition, without, however, forcing the issue in order to obtain certain results.

Germany's regulator should be as efficient and close to the market as possible. Therefore, its scope of responsibility should be limited to grid access, an area that has been described as mandatory for regulation by the EU directive. Establishing regulatory laws for methods applicable to network access and the calculation of fees ex-ante precludes individual grid fee approval processes and guarantees legal security. The distribution of responsibilities between the federal government, individual state administrations and antitrust authorities must be defined clearly.

Germany's politicians have always stressed their intention not to regulate the market to its disadvantage. Their declared goal is to promote competition instead of overregulating the market. We would like to take our policymakers' word for this, given the fact that, from California to Italy, market mismanagement in the last few years has generally been due to misregulation and overregulation by state authorities and less a result of the failure of market forces. We hope that the future regulator will afford companies an appropriate amount of room for maneuver, as announced. After all, only then will the market's mechanisms be able to play to the fullest of their strengths.

Security of supply has become another point of the debate on energy policy besides the safeguarding of competition. The host of blackouts experienced last year have sensitized the energy industry and the political arena alike. In response, the EU Commission presented a set of directives on the security of supply just before the end of 2003, which have since hovered over the energy sector like the sword of Damocles.

To improve security of supply and prevent further blackouts in Europe, in its draft directive, Brussels outlined an energy policy concept that contradicts the fundamental principles of liberalized and dynamic markets. In the final analysis, these ideas would result in far-reaching state control and monitoring of the energy industry.

We share the EU Commission's concern about ensuring long-term security of supply. However, state-controlled investment and economic policies will not be of any help. What we need to do instead is let electricity and gas markets develop and limit state intervention to the crafting of framework conditions and indispensable unfair practice controls. We are convinced that, if this happens, we will be able to continue guaranteeing reliable, secure supplies even in a competitive environment.

Dr. Johannes Teyssen

Board of Management



Dr. Hans-Dieter Harig | Munich
Chairman
until April 30, 2003

Dr. Johannes Teyssen | Munich
Controlling, Accounting
Asset Management
Equity Holdings
until April 30, 2003

Chairman
Gas International
as of May 1, 2003

Prof. Rainer Frank Elsässer | Munich
Power Generation
Power Grid
Energy Sector & Engineering

Hartmut Geldmacher | Munich
Labor Director
Human Resources
Occupational Safety

Dr. Walter Hohlefelder | Munich
Nuclear Energy
Corporate Development
Law

Dr. Bernhard Reutersberg | Munich
Sales Management
Trading
IT

Bernd Romeike | Munich
Controlling, Accounting
Asset Management
Equity Holdings
as of May 1, 2003



The Board of Management
of E.ON Energie AG,
from left to right:
Prof. Rainer Frank Elsässer
Dipl.-Kfm. Hartmut Geldmacher
Dipl.-Kfm. Bernd Romeike
Dr. Bernhard Reutersberg
Dr. Walter Hohlefelder
Dr. Johannes Teyssen

Report of the Supervisory Board



The Supervisory Board, which was reconstituted on April 3, continued its good track record of close cooperation with the Board of Management. Consulting and monitoring activities centered on the Group's strategic refinement as well as steps to optimize structures.



In the period under review, the Supervisory Board was kept abreast of the status of the company, material business transactions, its strategic orientation and basic issues of corporate policy. The Supervisory Board monitored the management and acted as advisor to it on the basis of written reports and oral information provided by the Board of Management.

All measures subject to Supervisory Board approval were closely scrutinized and discussed with the Board of Management. The Chairman of the Board of Management maintained constant contact with the Chairman of the Supervisory Board and informed him of all major events and developments. The Supervisory Board thus entirely fulfilled the duties entrusted to it by law and by the Corporation's Articles of Association. The Supervisory Board met on April 3, October 16 and December 16, 2003. Since the previous Supervisory Board's tenure ended, the newly elected Supervisory Board convened in a constituent session on April 3, 2003. Written draft resolutions were processed in April and August 2003 using the circular procedure within the Supervisory Board and the Supervisory Board's Presiding Committee.

During its meetings, the Supervisory Board dealt in detail with the Group's strategic development. Discussions primarily centered on compliance with restrictions imposed in connection with the ministerial approval received for E.ON's acquisition of Ruhrgas. To meet the requirements, we divested our stakes in Gelsenwasser, Bayerngas, Stadtwerke Bremen, EWE and VNG Verbundnetz Gas.

Another focal point of debate was the results obtained by the groupwide "on-top" strategic and organizational project. As the E.ON Group fundamentally realigned itself, the Group's entire organizational structure was adapted to the conditions prevalent on various energy markets. With its new alignment, E.ON Energie will act as the market unit responsible for Central Europe. Changes in equity holdings made as part of this project were followed closely by the Supervisory Board. The most significant changes entailed the transfer of E.ON Scandinavia and its subsidiaries Sydkraft and E.ON Finland to E.ON as well as the transfer of the majority stake in Thüga to Ruhrgas. In return, E.ON Energie acquired interests in Ruhrgas' gas retail business in central Eastern Europe.

Furthermore, the Supervisory Board was comprehensively informed of additional optimization and structural improvements in the regional German business. Major transactions included the merger between Schleswag and HeinGas to create E.ON Hanse as well as the merger between PESAG, EMR and EWW to form E.ON Westfalen Weser.

To facilitate implementing further structural measures and business optimization, we agreed to a squeeze-out of E.ON Bayern and Thüga shareholders. E.ON initiated the process for Thüga since E.ON is the only company that meets the requirements to do this via the shares it holds through E.ON Energie and Ruhrgas. Increases in our shareholdings in JME and JCE in the Czech Republic were the most notable foreign activities.

As in the past, the Supervisory Board was regularly updated on conditions underlying energy policy and the antitrust environment. Topics relating to energy policy mainly consisted of the translation of the EU Electricity and Gas Directive into national law, emissions trading, and the amendment to the German Renewable Energy Act.



The composition of the Board of Management and Supervisory Board changed in the period under review. Messrs. Göran Ahlström, Roman Braun, Rolf Eyermann, Dr. Manfred Keil, Dr. Klaus Murmann, Dr. Erhard Schipporeit, Hans-Jürgen Schmidt and Norbert Wilczura retired from the Supervisory Board effective April 3, 2003.

Dr. Wulf H. Bernotat, Klaus-Ulrich Gielsdorf, Hartmut Grohnert, Walter Hösl, Dr. Manfred Krüper, Peter Obramski, Hans Prüfer and Edmund Wallis were appointed to the Supervisory Board as their successors. Ulrich Hartmann, the former Chairman, left the Supervisory Board as of April 30, 2003. Dr. Wulf H. Bernotat assumed chairmanship of the Supervisory Board. Dr. Hans-Dieter Harig was appointed to the Supervisory Board for the first time effective May 1, 2003. The Supervisory Board would like to take this opportunity to thank the Supervisory Board's retired members for their commendable involvement and constructive cooperation. A special word of thanks goes out Ulrich Hartmann, who was instrumental in developing the company in his capacity as Chairman of the Supervisory Board over a great many years.

Dr. Hans-Dieter Harig retired from the Board of Management as of April 30, 2003. Dr. Johannes Teyssen was appointed Chairman of the Board of Management. Bernd Romeike joined the Board of Management effective May 1, 2003. The Supervisory Board would like to express its gratitude to Dr. Hans-Dieter Harig for the outstanding services he rendered to the company.

The Financial Statements of E.ON Energie for the period ended December 31, 2003 as well as the Review of Operations for the 2003 financial year and the risk management system—all of which were submitted by the Board of Management—have been audited by the auditor elected by the Annual Shareholders' Meeting, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Munich, in accordance with Sec. 91, Para. 2 of the German Stock Corporation Act (*AktG*). An unqualified auditor's opinion was issued on the Financial Statements.

All Supervisory Board members received the Financial Statements, Review of Operations and Report of Independent Auditors in good time. They were discussed in detail at the Supervisory Board's session on accounts on March 25, 2004, with the auditors present.

The Supervisory Board examined E.ON Energie's Financial Statements and Review of Operations in depth. No objections were raised. The Report of Independent Auditors was acknowledged and approved. Based on the examination's conclusive results, the Supervisory Board does not raise any objections and approves the Financial Statements prepared by the Board of Management. The E.ON Energie Financial Statements are thus adopted. Furthermore, the Supervisory Board acknowledges and approves the report on the Group's reporting submitted by the balance-sheet auditor to E.ON for the period ending December 31, 2003.

The Supervisory Board thanks the Board of Management, the works councils and all the employees of E.ON Energie and its affiliated companies for their dedication and accomplishments.

Munich, March 2004
The Supervisory Board

Dr. Wulf H. Bernotat,
Chairman

Supervisory Board



Ulrich Hartmann | Düsseldorf
Chairman
until April 30, 2003
Chairman of the Board of Management
of E.ON AG
until April 30, 2003

Dr. Wulf. H. Bernotat | Düsseldorf
Member of the Supervisory Board
as of April 3, 2003
Chairman
as of May 1, 2003
Chairman of the Board of Management
of E.ON AG
as of May 1, 2003

Ulrich Otte | Munich
Deputy Chairman
Chairman of the Combined Works
Council of E.ON Energie AG

Göran Ahlström | Malmö/Sweden
Sydkraft AB
member of the Supervisory Board
until April 3, 2003

Hubertus Benteler | Paderborn
Chairman of the Board of
Management of Benteler AG

Udo Bottländer | Berlin
General Manager for Energy at ver.di
federal headquarters

Roman Braun | Munich
Chairman of the Works Council of
E.ON Energie AG
until April 3, 2003

Rolf Eyermann | Helmstedt
Chairman of the Works Council of
BKB Aktiengesellschaft
until April 3, 2003



Jürgen Feuchtmann | Munich
General Manager for Supply and
Waste Management at ver.di
for the District of Bavaria

Dr. Michael Frenzel | Hanover
Chairman of the Board of
Management of TUI AG

Dr. Hans Michael Gaul | Düsseldorf
Member of the Board of
Management of E.ON AG

Klaus-Ulrich Gielsdorf | Kassel
Chairman of the Combined Works
Council of EAM Energie AG
as of April 3, 2003

Hartmut Grohnert | Rendsburg
Chairman of the Combined Works
Council of E.ON Hanse AG
as of April 3, 2003

Dr. Reiner Hagemann | Munich
Chairman of the Board of Management
of Allianz Versicherungs-AG

Dr. Rudolf Hanisch | Munich
Member of the Board of Management
of Bayerische Landesbank

Dr. Hans-Dieter Harig | Hanover
as of May 1, 2003

Walter Hösl | Regensburg
Head of the Legal/Real Estate
Division of E.ON Bayern AG
as of April 3, 2003

Dr. Manfred Keil | Bayreuth
Head of the NE-TT Division
of E.ON Netz GmbH
until April 3, 2003

Dr. Manfred Krüper | Düsseldorf
Member of the Board of Management
of E.ON AG
as of April 3, 2003

Dr. Klaus Murmann | Neumünster
Chairman of Sauer-Danfoss Inc.
until April 3, 2003

Peter Obramski | Gelsenkirchen
General Manager for Energy at
IG Bergbau, Chemie, Energie
for the Gelsenkirchen District
as of April 3, 2003

Hans Prüfer | Sarstedt
Chairman of the Combined Works
Council of Avacon AG
as of April 3, 2003

Klaus Dieter Raschke | Stadland
Chairman of the Group Works
Council of E.ON Energie AG

Randolf Rodenstock | Munich
Chairman of the Supervisory Board
of Rodenstock GmbH

Dr. Erhard Schipporeit | Düsseldorf
Member of the Board of Management
of E.ON AG
until April 3, 2003

Hans-Jürgen Schmidt | Bristol, UK
General Manager at IG Bergbau, Chemie,
Energie for the Northeastern District
until April 3, 2003

Edmund Wallis | Bristol, UK
April 3, 2003 to December 31, 2003

Norbert Wilczura | Oldenburg
Deputy Chairman of the Combined Works
Council of E.ON Energie AG
until April 3, 2003

Hans Wollitzer | Regensburg
Deputy Chairman of the Combined Works
Council of E.ON Energie AG

Focus on Integration



E.ON Energie continued to create value by strengthening its leading position as the largest private energy services enterprise in Central and Northern Europe in the 2003 financial year. Market share and striking power were increased significantly in all sub-markets by way of acquisitions and strategic structural measures. As part of the E.ON Group, E.ON Energie benefited from the parent group's focus on electricity and gas and from the integration of Powergen and Ruhrgas.



In fiscal 2003, including major minority shareholdings, E.ON Energie supplied electricity and gas to some 16 million customers in Germany and abroad, more than 5 million of whom reside in the Czech Republic, Hungary and Slovakia, all of which are EU-accession countries. In Germany, the Group covered approximately one-third of the nation's power consumption and held majority stakes in seven regional power and gas utilities following the merger of three subsidiaries to form E.ON Hanse and another three to create E.ON Westfalen Weser.

In the wake of the major progress in growth made in the last few years, the company largely concentrated on consolidating its portfolio of equity holdings and integrating acquired businesses. Groupwide best practice projects and an intensified intragroup network continue to help optimize costs and realize synergy. Moreover, the financial year that just came to a close was marked by far-reaching organizational change. E.ON's acquisition of Ruhrgas and the launch of the groupwide "on-top" project were followed by an in-depth restructuring of the entire E.ON Group with a view to coordinating activities in five sub-markets, optimizing management, and taking advantage of synergies and existing experience as much as possible. At the beginning of 2004, the E.ON Group divided its global energy operations among the five following "regional" markets, each of which covers the power industry of a contiguous geographical area and tailors its market prices to the requirements of the market it serves: Central Europe, UK, Nordic, US Midwest and Pan-European Gas. Management of these regions is handled by market units, which are responsible for their own earnings. We aim to provide our customers with electricity and gas from a single source wherever possible.

E.ON Energie's role in the new regional structure is to assume responsibility for the management of Central Europe. In this context, E.ON Energie is taking over stakes previously held by Ruhrgas in the gas distribution business in southern Germany, the Czech Republic and Hungary. In the Nordic region, E.ON Energie is transferring its shareholdings in Sydkraft and E.ON Finland to E.ON. In line with the logic of the value-added chain, the company decided to manage Thüga through Ruhrgas going forward. However, to comply with E.ON's segment reporting to date and with the structure as of December 31, 2003, E.ON Energie's annual report will include the Group company Thüga and the Scandinavian subsidiary, E.ON Scandinavia, which is the parent company of Sydkraft and E.ON Finland.

Foreign Operations

Major foreign events in the year under review included the consolidation of equity holdings in the Czech Republic. E.ON Energie acquired significant majority stakes in JME and JCE—two major power utilities. Sydkraft expanded its share of the Scandinavian market by acquiring a majority interest in the Swedish power utility Graninge.

Realignment on the Nordic Market

Sydkraft, E.ON Energie's joint venture, purchased an additional 42.7% share in Graninge, securing a majority stake for the E.ON Energie Group in that company, which is Sweden's fourth-largest power utility. On completion of the public tender offer in January 2004, Sydkraft had a 97.5% shareholding. This will allow Sydkraft to obtain full ownership of the company in 2004 and subsequently fully integrate Graninge's activities in Sydkraft's divisions. Graninge, an integrated power utility with activities in Sweden and Finland, produces annually 3.7 TWh and sells 7.2 TWh to 190,000 and 50,000 customers in these two countries, respectively. Graninge generated some €370 million in sales. This acquisition is an excellent supplement to the E.ON Group's range of activities on the Nordic market. In the first year, we clearly exceeded the expectations arising from the previous year's acquisition of Espoon Sähkö. Renaming Espoon Sähkö "E.ON Finland" and thus implementing the company's brand migration in the second half of the year rounded off its integration into the E.ON Group in terms of its appearance to the outside world.



Successful Start on Hungary's Deregulated Market

E.ON Energie has been successful in Hungary through its subsidiary, E.ON Hungária, since 1995. We increased the majority stake acquired in the Hungarian electric utility Édász in the previous year by an additional 7% to nearly 98%. E.ON Hungária thus owns about 46% of the Hungarian power generation market. January 1, 2003 saw the first stage of deregulation take effect on Hungary's electricity market. Customers in Hungary, who account for a combined annual consumption of over 6.5 GWh, now have a free choice of power suppliers. To serve the free market, E.ON Hungária established a dedicated sales company, which succeeded in positioning itself well. As a result of Ruhrgas' acquisition of a 49.8% stake in the Hungarian-based gas utility DDGáz, E.ON Hungária significantly fortified its position on the Hungarian gas market.

Strategic Cooperation with the European Bank for Reconstruction and Development in Slovakia

By purchasing a 9% interest, the European Bank for Reconstruction and Development (EBRD) became a co-investor in the Slovak power utility ZSE, in which E.ON Energie acquired a 49% stake in 2002. This is the first project jointly run by E.ON Energie and EBRD and will serve as a point of departure for future collaborative activities in both Central and Eastern Europe. Thanks to the resolution passed by the Slovak Parliament at the end of 2003, it is now legally permissible for E.ON Energie to obtain the majority stake in ZSE it has been aiming for.

Majority Stake Acquired in Czech Regional Power Utilities

Last fiscal year, we consolidated our equity holdings in the Czech Republic. In the fall of 2003, E.ON Czech, the subsidiary under which our Czech operations have been grouped, acquired majority interests in JME and JCE. As a result, E.ON Energie holds an 85.7% stake in JME and an 84.7% shareholding in JCE via E.ON Czech.

Direct minority stakes held by Ruhrgas in PP (Pražská plynárenská), PPH (Pražská plynárenská Holding), JMP (Jihomoravská plynárenská) and STP (Středočeská plynárenská) were transferred to E.ON Czech at the end of 2003. Additional shares held by Ruhrgas in the Czech gas industry are scheduled to be transferred to E.ON Czech as well in 2004. Once this step has been taken, E.ON Czech will have sole responsibility for the E.ON Group's full range of activities in the Czech electricity and gas sectors.

E.ON Benelux on Course for Optimization

E.ON Benelux successfully launched the "move.on" efficiency-enhancement program at the beginning of the year. The program aims to improve electricity and heat margins as well as achieve operating cost savings by 2005.

Private companies are still forbidden from acquiring stakes in distribution and sales companies. The political debate on the timing and scope of future privatization steps in the redistribution business is ongoing.

Post-Acquisition Integration Guarantees Seamless Inclusion of Newcomers in the Group

One of the keys to successful takeovers both in Germany and abroad is the resolute and rapid integration of the acquired company into the group of companies that make up E.ON Energie's portfolio. Restructuring with a view to realizing synergy plays a major role alongside managing the company in line with corporate governance rules. Case in point: In September 2002, E.ON Energie acquired a 49% shareholding in ZSE, one of three Slovak power distribution companies, headquartered in Bratislava, taking charge of the company's entrepreneurial management as contractually agreed. As soon as the contract had been signed, an exemplary PAI (Post-Acquisition Integration) project was initiated involving specialists from the E.ON Energie Group and ZSE employees to lay down the groundwork for ZSE's restructuring and integration into the E.ON Energie Group. Processes in the fields of sales, logistics and IT systems were reengineered for optimal performance, reporting and controlling systems complying with E.ON Energie standards were established, and network management and construction structures and processes were optimized. Long-term improvements in earnings were achieved as a result of these measures.

German Operations

E.ON Energie's position on its core markets in Germany was strengthened through two mergers in northern and central Germany as well as the bundling of our waste incineration operations. E.ON Hanse and E.ON Westfalen Weser, our two new regional utilities, were created from several smaller business units and now constitute two powerful companies. They adhere to E.ON Energie's business philosophy of intensifying the interlocking relationships between electricity and gas operations and optimizing structures. Furthermore, all major operations in the field of thermal waste management have been grouped and placed under Helmstedt-based BKB.

Merger Leading to the Creation of E.ON Hanse Gives Us New Striking Power in the North

We fortified our position on the northern German market even further through the merger of the regional utilities Schleswag and HeinGas along with their subsidiary HGW Hanse Gas to form E.ON Hanse. This transaction created one of Germany's largest regional utilities, with over 800,000 gas customers and some 700,000 electricity customers in Schleswig-Holstein, the State of Hamburg, and Mecklenburg-Western Pomerania. With a workforce of more than 3,000 people, the company generates annual sales of €2.4 billion on the back of an electricity sales volume in excess of 12 TWh and a gas sales volume of about 46 TWh. Quickborn in greater Hamburg is home to the new company's headquarters. The Rendsburg and Hamburg centers of excellence as well as numerous service offices in the four sales regions (North, Central, South and Mecklenburg-Western Pomerania) continue to guarantee uninterrupted supplies and close customer contacts.

E.ON Energie directly holds a stake of approximately 74% in E.ON Hanse where it partners with the region's counties, which own just over 26% of the company's shares. Besides improving E.ON Hanse's market presence by offering electricity, gas, water and heat from a one-stop shop, the merger enables the company to realize up to €50 million in annual cost savings.

Merger Leading to the Creation of the Power Utility E.ON Westfalen Weser Completed

By deciding to merge PESAG, Elektrizitätswerk Minden-Ravensberg and Elektrizitätswerk Wesertal, E.ON Energie and the three merger partners' municipal shareholders laid the cornerstone for establishing the new regional power utility E.ON Westfalen Weser at the beginning of July 2003. With this tie-up, E.ON Energie is making inroads into streamlining sales structures while maintaining the necessary proximity to the 740,000 customers served by E.ON Westfalen Weser—a process which has already been implemented in the other regions. The merger gives rise to a multi-utility company active in the fields of electricity, gas, heat and water. With an electricity sales volume of about 9 TWh and a gas sales volume of 4 TWh, this new E.ON Energie subsidiary commands a premiere position on the market in the fast-growing regions of Eastern Westphalia-Lippe and Southern Lower Saxony. E.ON Energie holds a stake of just under 63% in E.ON Westfalen Weser. The remaining shares, which account for slightly more than 37% of the company's capital stock, are held by municipal shareholders.

Headquartered in Paderborn, the new company will retain its Herford head office, which will house central administration, and the Hameln site, where the network competence center is located. A host of decentralized service centers give the company a presence in the supply area, providing customer proximity, on-site service, and substantial flexibility.



BKB Heads Up Thermal Waste Treatment Business

E.ON Energie grouped its waste incineration operations and placed them under Helmstedt-based BKB. This strategic move entailed connecting plants in several states to form a network, which E.ON Kraftwerke's subsidiary BKB now spearheads and coordinates.

Its decentralized structure allows us to serve the market's needs efficiently. Local companies make use of their knowledge of markets on a regional level to establish and maintain close customer relationships, while BKB handles networking in order to unleash synergies. Key elements include the optimization of material streams, the coordination of sales through a uniform appearance on the market, and coordination on the technical level, i.e., knowledge networks and the exchange of best-practice solutions.

Services offered comprise the construction and operation of waste management plants and run the gamut from hazardous waste incineration—an area with substantial international scope—to the incineration of residual waste, which is a largely local business. Customers include the cities of Hamburg, Braunschweig and Wolfsburg along with a large number of additional cities and counties in northern and southern Germany.

The company employs the thermal system—a tried-and-tested method. The plants use cutting-edge technology to generate electricity and heat from waste. Since more than 50% of the waste consists of paper and wood, which store CO_2 when they are formed, energy is generated in an environmentally friendly manner.

BKB established itself as a player of high technical expertise in an extremely short period of time, commanding a 17% share of the market as one of the nation's leading companies in the waste incineration industry.

Position in Hesse and Lower Saxony Improved

The planned regional interlocking relationship under the management of E.ON Energie was achieved in Hesse as well, thanks to the merger between EAM and Erdgas Mitteldeutschland.

Avacon strengthened its position in the heart of its network area by raising its stake in the subsidiary LandE from 55.5% to approximately 70%. LandE supplies electricity, gas and water in the Wolfsburg-Fallersleben/Gifhorn/Wittingen region.

Integration of E.ON Bayern largely Completed

As E.ON Bayern's main shareholder, E.ON Energie intends to purchase the shares held by minority shareholders through a squeeze-out. The minority shareholders will receive a cash payment as compensation for their shares. Ownership of the shares will only be transferred once the squeeze-out has been entered into E.ON Bayern's commercial register. The shareholders voted in favor of the squeeze-out at an E.ON Bayern shareholders' meeting in the summer of 2003. Recissory action has prevented the entry from being made in the commercial register so far. E.ON Energie was involved in an accelerated lawsuit that resulted in a ruling in the company's favor in January 2004, but the appellants are expected to take legal recourse against this decision. Therefore, the squeeze-out is expected to be entered into the commercial register in the third quarter of 2004. As soon as E.ON Energie becomes E.ON Bayern's sole shareholder, E.ON Bayern can be turned into a classical regional utility with improved competitiveness. E.ON Energie has increased its stake in E.ON Bayern to 98.87% by way of a public exchange offer.

Change in Equity Holding Portfolio through E.ON's Acquisition of Ruhrgas

Pursuant to the ministerial approval of E.ON's acquisition of a majority stake in Ruhrgas, our parent company agreed to shed its shareholdings in Bayerngas, Gelsenwasser, SWB, EWE and VNG. All of these equity holdings were sold or the subject of purchase agreements before expiry of the extended February 11 deadline imposed by the Federal Ministry of Economics and Labor. All affected joint ventures have a positive outlook even outside the E.ON Group under their new owners. Despite the unfavorable environment on the market and restrictions imposed regarding EWE, SWB and Bayerngas under German company law, E.ON generated satisfactory proceeds from the sale of all these holdings.

Furthermore, E.ON Energie's subsidiary E.ON Energy Projects acquired Fortum's stake in the Burghausen power plant. The gas-fired CHP plant (125 MW_{el}, approx. 350 t/h of steam output) primarily serves Wacker Chemie's Burghausen site.

Restructuring through "on-top"

Besides implementing major economic change in our portfolio of equity holdings, the "on-top" project led to the further optimization of our market units and business units. E.ON Energie and its Group companies will take over a large number of gas distribution and retail activities from Ruhrgas and Thüga in southern Germany and in countries in central Eastern Europe and assign them to the appropriate operating companies. Moreover, necessary adjustments will be made to avoid overlaps and harness skills as well as possible. This will also entail the assignment of all the regional companies' generation operations to power generation companies and the elimination of overlapping holdings in Bavaria and Thuringia.

E.ON Energie's Attributable Generation Capacity		
MW	Dec.31,2003	Dec.31,2002
Nuclear energy	8,473	8,890
Lignite	1,313	1,384
Hard coal	7,416	7,310
Natural gas	3,487	3,293
Oil	1,152	1,152
Hydro	3,108	3,108
Other	181	150
In Germany	25,130	25,287
Nuclear energy	2,586	2,574
Hard coal	1,120	1,120
Natural gas	966	1,606
Oil	1,775	1,042
Hydro	3,155	2,402
Other	148	121
Outside Germany	9,750	8,865
Total	34,880	34,152



Balanced Mix of Electricity Generated from Nuclear Sources, Conventional Fuels and Renewables Provides Basis for Success in Germany

Reliable Power Plant Portfolio

E.ON Kernkraft (EKK) handles the generation of electricity from nuclear sources for the whole E.ON Energie Group in Germany. EKK produces the lion's share of E.ON Energie's base-load power. In the 2003 financial year, once again, EKK's power stations distinguished themselves through their safe and reliable operation. Average availability was 91.4%, posting a new all-time high on a global scale. Aggregate generation amounted to 65 TWh, including the negative effect of the reduction in the output of several plants resulting from extremely high water temperatures in mid-summer to comply with restrictions imposed by Germany's water laws. The Unterweser power station went back online at the beginning of February following several months of downtime caused by a defective generator in September 2002. The Brunsbüttel nuclear power plant, which was taken offline due to a damaged head shower line in 2002, was put back into operation in March 2003. The Stade nuclear power station was decommissioned on November 14, 2003 and will be gradually dismantled over the next few years.

Domiciled in Hanover, E.ON Kraftwerke (EKW) operates most of the E.ON Energie Group's conventional power plants in Germany. In addition, the company runs several subsidiaries active in the energy and waste incineration industries as well as in the field of maintenance. Our power plants feed some 50 TWh of low-cost electricity into the utility grids every year. This corresponds to just under 10% of Germany's total consumption, making EKW Germany's largest conventional power producer. Furthermore, EKW plays an important role in the increase of energy generated from renewables, primarily via its subsidiary E.ON Energy Projects.

EKW shut down unprofitable power plant blocks pursuant to a resolution passed in October 2000 to adjust capacity as required. The last facility to go offline was block 5 of the Arzberg lignite-fired power station in December 2003. Approved shutdowns directly affected more than 800 jobs. Despite the difficult situation faced above all in regions with weak structures in the vicinity of Schwandorf and Arzberg, our replacement work program enabled us to find new jobs in outside companies for about 130 people in these regions. Most of the employees were offered new opportunities within the company.





The Customer in Focus

Building Bridges to the EU-Accession States

Taking Care of You Means the World to Us



Magazine

Tailor-Made Solutions
for Every Business Partner



The Customer in Focus







Supplying our customers with electricity reliably and according to their needs is at the heart of all of E.ON Energie's entrepreneurial activities. But for some time now, we have not focused on that goal alone. Far more, E.ON Energie and its regional utilities, from E.ON Hanse and E.DIS in the north to E.ON Bayern in the south and Titász in the east, offer a variety of products and services that are always in tune with customer requirements. They range from distributed power generation and measures to optimize energy use to myriad consulting and other service offerings.

In providing these services, E.ON Energie pays equal attention to the target group-specific needs of special-rate customers, sales partners, and commercial and private customers. Three examples show how customers from a wide variety of segments benefit from our varied palette: TEAG's *Strom Banking* saves private customers time and frustration, sales partners are supported by the Avacon *PartnerPlus* program, and special-rate customers profit from the innovative consulting approach of E.ON Sales & Trading's *Value Analyzing Tool*.

The Private Customer as Energy Manager: *Strom Banking* at TEAG

TEAG turns its customers into energy managers through its *Strom Banking* program. This services makes communicating on the issue of electricity easy. Similar to online banking, since December 2003, all customers have been able to conduct all transactions that affect their electricity supply directly from their home computers —around the clock.

Whether that means a change of address or banking information, entering meter counts, determining electricity consumption, statistical evaluations, future consumption estimates, or the selection of the most economical power rate, it's all effortless with the click of a mouse and the use of a computer keyboard. Until now, many of these standard operations could only be done in writing or by telephone through the service center. At peak times, waiting times were unavoidable—despite state-of-the-art electronic arrangements. Now, anyone who wants can overcome these limitations by means of *Strom Banking*.

Tailor-Made Solutions for Every Business Partner



The number of TEAG customers who signed up for this innovative service offering—over 15,000 in the first two months—speaks for the program's popularity. After successful practical application, E.ON Energie will expand the pilot project to the other regional utility companies such that soon, all customers will be able to benefit from the convenience of *Strom Banking*.

The Strategic Partnership for Sales Partners: *Avacon PartnerPlus*
Avacon currently serves some 50 sales partners that account for approximately 41% of Avacon's total power sales. That figure makes sales partners one of the most important customer groups to whom Avacon offers a strategic partnership through *PartnerPlus*. Market-centric services dealing with the supply of electricity, gas and water help sales partners to be better prepared for the ups and downs of the market. In addition to competitive prices and guaranteed power supply and delivery, they also get answers to questions that directly affect competitiveness, such as cost efficiency, practical process optimization, and effective customer relationship-building. To perform these services, *Avacon PartnerPlus* works at achieving the highest degree of flexibility within clearly delineated structures.

Concepts and strategies in marketing and sales—from planning to implementation—are handled jointly and comprehensively, with an eye to achieving results, and are adapted to the specific market conditions. *Avacon PartnerPlus* is not a static program, but rather a flexible system designed around a basis of modules that is constantly adjusted to market requirements. The success of *Avacon PartnerPlus* demonstrates that a collaborative approach benefits both parties.

The New Consulting Approach for Large-Scale Special-Rate Customers: *V.A.T.* in Sales at E.ON Sales & Trading
Value Analyzing Tool (V.A.T.), the multimedia consulting software developed by E.ON Sales & Trading, made its debut at E-World 2004 and enables key account managers to show their customers how they can affect power purchasing with greater transparency. *V.A.T.* is tailored to the needs of regional and municipal energy partners as well as large-scale industrial customers, who increasingly utilize the options of the deregulated market.





Together with the key account manager, the customer can take the main steps of power purchasing using customer-specific load profiles online and interactively. The factors that can be influenced by customer load profiles and the type of procurement can be varied, and the potential for optimization is quantifiable on the basis of daily market rates.

Collaborative customer consulting is expanded further with *V.A.T.* It provides a differentiated and innovative basis for the analysis and evaluation of the customer's decision.

Within the customer-specific tool, E.ON Sales & Trading's products and services are interconnected. The complex, interactive application comprises data compilation, load forecasts, analysis, and a decision for the type of procurement. Key is the possibility for customers, by conferring with E.ON Sales & Trading, to get the specifics on how they can influence the purchase price and thus, the associated savings potential. One major parameter in all of this that can be influenced is the customer's load profile. The average price can be changed depending how production and/or sales, and thus load, are distributed. The costs can also be influenced by the choice of procurement and thus the customer's chosen distribution of opportunity and risk (from full-load power supply to schedules to operative portfolio management). In the course of the consultancy discussion, the alteration of one factor influencing procurement can be illustrated, and the best solution for the customer for each procurement alternative can be determined.

TEAG's *Strom Banking*, the *PartnerPlus* program from Avacon and *Value Analyzing Tool* offered by EST are just three innovative examples of the comprehensive range of services at E.ON Energie. They show that E.ON Energie has come a long way in evolving into a modern service company. To that end, we always have our sights set on the needs of the customer.

New Markets in Central Eastern Europe


Electricity joint ventures
SCE, SME
Gas joint ventures
JCP, JMP, ZCP, PP, STP, SMP, VCP
Czech Republic
JCE
JME
ZSE
Slovakia
Fögaz
Titász
Édász and Kögaz
Hungary
Dédász and DDGáz
Minority interest
Majority interest and/or management rights
Power- and Gas supply
Activities in Central Eastern Europe

E.ON Hungaria headquarters are embedded in the silhouette of the historic center of Budapest.

Building Bridges to the

At the time of political change in Eastern Europe in 1990-91, a new and rapidly developing energy market came into focus in the immediate proximity of the European Union. This market has some 140 million residents and power sales of approximately 625 TWh. As early as the mid-1990s, E.ON Energie decided to invest in the still difficult market of central Eastern Europe even though at the time it was not foreseeable how quickly countries such as Hungary, the Czech Republic or Slovakia would approach the EU economically or politically. The basis for this investment decision was a conviction about the region's political and economic power and its affiliation with the rest of Europe. Rapid development in recent years proves we were correct.

When Bayernwerk, one of the predecessor companies of E.ON Energie, acquired the first minority interest in a Hungarian power and gas company in 1995, it carried on a tradition that extends as far back as 1915. That was the first time a Bavarian power plant purchased lignite from Northern Bohemia. E.ON Energie has been persistently expanding its position in Hungary, the Czech Republic and Slovakia in recent years. Through billions of investment in electricity and gas distribution, the company created interconnected regional power markets extending from Bavaria across the Czech Republic, western Slovakia and Hungary, while also contributing to economic development and political stability of neighboring states through determined modernization of the energy sector. With over 5 million customers and nearly 34 TWh in electricity sales, E.ON Energie is one of the leading energy service providers in central Eastern Europe. This region is, therefore, a clear focus of our business activities.



EU-Accession States

Hungary
E.ON Hungária, headquartered in Budapest, was founded in 1997 as E.ON Energie's Hungarian regional company. By bundling all of its Hungarian activities into one company, E.ON Energie created a platform for a uniform market launch. The company supplies some 2.9 million customers with electricity, gas and heat, operates distribution networks with a combined length of 101,600 km and as a result was able to acquire 46% (15 TWh) of the electricity market and 14% (15.5 TWh) of the gas market.

Following the privatization of the state-run distribution companies in 1995, minority holdings were first acquired in the gas and electricity companies Kögaz and Dédász in southwestern Hungary. In the years to follow, further interests in electric power companies were added, i.e., in Édász, one of the biggest regional suppliers in northwestern Hungary, and Titász in the east of that country. Throughout the years, shares in joint ventures were gradually increased into majority stakes, making E.ON Hungária one of today's top 10 business enterprises in Hungary.

In January 2000, E.ON Hungária commissioned Hungary's most modern gas and steam cogeneration plant in Debrecen.

E.ON Hungária is responsible for the joint-venture companies' strategic and operational management. An efficient restructuring program transformed the entire group of companies into a modern, competitive and customer-oriented corporation that successfully manages its core competencies while other entrepreneurial tasks are outsourced. Within a very short period of time, an energy supply company was created that could absolutely hold its own against western European companies in a comparison of key figures. The introduction of the satellite-supported "field service management" system for the cost-optimized introduction of mobile service technicians is just one example of the innovative abilities of the up-and-coming company and the commitment of its employees.


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e-on
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Borussia Dortmund's Tomas Rosicky—yet another icon of successful German-Czech cooperation

E.ON Hungária mastered one great challenge, when beginning on January 1, 2003, 30% of the market was opened up to competition. The company succeeded in covering 46% of the energy requirements of "free" customers and, in so doing, became the most important player on Hungary's deregulated energy market.

Similarly, E.ON Hungária commands a good position in the field of gas as well. With the acquisition of the Ruhrgas shares in DDGáz, another west Hungarian gas distribution company, the E.ON Energie subsidiary can supply almost all of western Hungary with electricity and gas. Moreover, the E.ON Group has minority shareholdings in the gas utility of the capital city of Budapest.

The main corporate goal is to ensure long-term and reasonably priced energy procurement. To achieve this goal, the company is focussing on two options: the construction or the purchase of a competitive generating plant in Hungary.

The Czech Republic
E.ON Energie's activities on the Czech market began at the start of privatization in 1994. After connecting the Czech Republic to the western European electricity system by means of a 600 MW DC link, E.ON Energie got involved in technical collaborations and the joint development of outage abatement measures. The first shares of the regional electricity and gas utility company, which was originally completely state-owned, were sold by the "National Asset Fund," the trust company of the Czech state, in a "coupon privatization program." Disposals by the cities and municipalities followed, beginning in 1999. In 1994, E.ON Energie laid the cornerstone for further acquisitions on the Czech market with the purchase of a shareholding in the regional utility company VCP.

Headquartered in Prague, Bayernwerk Bohemia, now known as E.ON Bohemia, was founded on February 2, 1999 to provide operating support for the acquisitions. Since its establishment in 2001, Munich-based E.ON Czech has been the regional company responsible for bundling equity holdings in the Czech Republic. E.ON Czech coordinates and monitors the activities of



The Karlsbrücke—one of the most breathtaking landmarks of the city of Prague

the Group in the Czech Republic, and is striving for a sustained, value-creating and leading role on the Czech energy market. As a wholly owned subsidiary of E.ON Czech, E.ON Bohemia is the driving force behind the operational implementation of the Czech market strategy.

Through a stock swap in 2003, we successfully consolidated and rounded off the minority interests we have acquired to date. On September 30, 2003, we purchased a majority stake in the southern Moravian power utility JME (Jihomoravská energetika, a.s.) with headquarters in Brno, and in its southern Bohemian counterpart JCE (Jihoceská energetika, a.s.) based in Ceské Budějovice. E.ON Czech now holds an 85.7% stake in JME and a 84.7% shareholding in JCE. The two companies supply approximately 1.4 million customers with electricity, which equals a 25% share of the Czech market. Due to its extensive activities, E.ON Energie is the second largest foreign investor in the Czech energy industry and the biggest foreign investor in the country's electricity sector.

JME and JCE are two companies belonging to the E.ON Energie Group that have been the focus of acquisition efforts since 1994, not least due to their central locations between Germany, Austria and Slovakia. Both companies have been closely tied to E.ON Czech and E.ON Bohemia through ongoing collaborative ventures since 2001. Cooperation with emphasis on trade, sales, IT and purchasing contributed considerably to increasing value-added and integrating the two companies into the E.ON Energie Group. This partnership has intensified on the heels of the majority acquisition and aims to merge JME, JCE and E.ON Bohemia through the "czech.on" project.

E.ON Energie also has an excellent position in the Czech gas sector. In the wake of the E.ON Group's restructuring, at the end of 2003, a large number of shareholdings in gas distribution companies were transferred from Ruhrgas to E.ON Czech. They expand and deepen the existing minority portfolio consisting of JMP and ZCP.

Together with its cooperating partner, Oberösterreichische Ferngas, E.ON Czech is also a majority shareholder of the jointly run company JCP.

Advancing liberalization (beginning in 2006 at the latest, all customers will be able to select their supplier of choice) will go hand in hand with tougher competition. To prepare for the changed market environment in good time, E.ON Czech is making specific preparations. They range from developing a customer-specific range of products and services to organizational changes for increased synergy between JME and JCE to the implementation of the Group's best-practice approaches in light of the European Union's unbundling considerations and their implementation in the Czech Republic. In this area, E.ON Czech will be able to gain competitive advantage from the Group's international experience in Germany.

Slovakia

E.ON Energie decisively utilized the opportunity afforded by the privatization of the Slovak energy sector in 2001. The goal of optimally supplementing previous investments in the Czech Republic and Hungary both geographically and strategically was accomplished through the acquisition of the west Slovakian electricity utility ZSE, located in Bratislava. Despite tough competition, in fall 2002, we acquired a 49% shareholding and took over the entrepreneurial management of ZSE.

As a result of the decision by the Slovakian parliament in favor of the state's sale of additional shares, the prospects look good for acquiring a majority stake in ZSE as early as 2004, which we could then consolidate. To place the future development of ZSE in an international context, at the end of 2003, 9% of ZSE was transferred to the European Bank for Reconstruction and Development (EBRD). This also laid the cornerstone for fruitful cooperation with the EBRD in the emerging countries.

During the post-acquisition integration project that followed the management takeover, ZSE was successfully transformed from a state-owned monopoly to a modern energy utility that would prove its competitiveness even during increasing market liberalization in Slovakia. During this process, the experience of the Czech and Hungarian sister companies in their own companies and markets was beneficially applied to project work. Within a year, ZSE had gained a completely new look: processes and structures were adjusted to meet the new challenges, and comprehensive outsourcing was undertaken. But due to EU requirements regarding the unbundling of network and sales operations, ZSE will have to restructure its organizations. The company has already set its sights on this task by taking appropriate preparatory steps.

Today, ZSE supplies nearly 1 million customers in the western half of Slovakia. With annual electricity sales of about 7 TWh, the company owns nearly 40% of the regional supply market and is Slovakia's undisputed No. 1. The potential and economic appeal of the region in the vicinity of the capital Bratislava are confirmed not least by the most recent investments by Volkswagen and PSA (Peugeot). For this reason, ZSE will



Modern architecture woven into the cityscape of Bratislava

increase its focus on tapping this growth potential going forward and continue to expand its own market position. Through the investments made by E.ON's subsidiary Ruhrgas in the Slovakian gas sector, new possibilities for cooperation are also opening up that are in line with E.ON Energie's strategy of electricity-gas convergence, giving rise to a multitude of synergy effects. For example, we are examining the possibility of stepping up cooperation between ZSE and Slovakia's fully-integrated gas utility (SPP), in which Ruhrgas owns a stake.

The upcoming privatization of the electricity generation sector provides E.ON Energie with interesting possibilities for implementing its strategy for creating vertically integrated structures not just in Slovakia, but perhaps in the entire central Eastern European region as well.

In the past decade, E.ON Energie has invested billions of euros in central Eastern Europe. As a result, the company enjoys a strong competitive position in a major growth region. Step by step, from the viewpoint of the energy industry, an electricity bridge was built that stretches from E.ON Bayern in the west across the Czech Republic and Slovakia all the way to Hungary. Geographic proximity, identical fields of operation and similar experience form the basis for an intensive exchange across boundaries. Knowledge networking according to best practice principles together with parallel corporate processes and structures represent a strategic "plus" that supports the maintenance and expansion of our competitive edge in central Eastern European markets.

Investments in central Eastern Europe and the progressive convergence of electricity markets do not, however, offer technological advantage and economic incentive alone. Instead, they contributed to the stability and growth of EU-accession countries and thus ultimately to the European Union's successful integration process. A look at history underscores the energy industry's role as trailblazer of the political unification process: The establishment of the European mixed network UCPTE in the 1950s took place long before the political integration of western Europe, just as the technical linkup of the central European countries to the western European network in 1995 was accomplished nine years before the now approaching EU expansion.

May 1, 2004 is a meaningful date for E.ON Energie. The realization of the entrepreneurial vision of a unified European energy market is becoming tangible with the eastern expansion of the European Union. E.ON Energie subsidiaries in Hungary, the Czech Republic and Slovakia are finally becoming European companies, although they remain firmly anchored in their home countries. E.ON Energie respects this right by giving preference to recruiting employees from Hungary, the Czech Republic and Slovakia even at the management level. Besides being committed to delivering a strong economic performance in all of these countries, we strive to be good corporate citizens in each region.

Taking Care of You Means







the World to Us

The unusual frequency of power outages in Europe and the USA in the past summer raised the issue of the security of power transmission in Germany as well. Relief that Germany was spared the blackouts experienced on the American East Coast, in Italy, southern Scandinavia, Athens and London was mixed with the concern that in Germany, too, the lights might go out one day soon.

The security standard of the German power supply system is so high that the immediate risk of widespread supply interruptions remains low. Martin Fuchs, Chairman of the Board of Management of E.ON Netz, nonetheless warns, "We are most certainly closer to it than we were 10 or 20 years ago." What is behind this assessment?

Generally, a secure supply rests on two factors: a need-centered power generation system with a diversified primary energy mix, and a reliable network infrastructure that guarantees transport and distribution to the customer of the power produced.

The stability of both of these factors has been compromised in recent years for a number of reasons, raising the potential for risk. One reason is the politically driven expansion of wind power, the result of which is that today throughout Germany, over 13,000 MW of wind capacity has been installed. If a strong wind were to reach hurricane force, this could lead to the cut-off of the windmills and the rapid cessation of the feed of 6,000 to 8,000 MW of wind power—a figure that may be as high as 10,000 to 15,000 MW in a few years. It is at the very least doubtful whether that kind of decrease in output could be picked up by the power plant portfolio in time.

Around half of Germany's domestic wind capacity is fed into E.ON's balancing region. As a result, E.ON Energie is affected to a special degree by the legally stipulated


X 02



purchase guarantee and is doing what it can to achieve a high load capacity national expansion scenario for wind power, one that brings together network, wind farm and power plant operators. Furthermore, it is important that bureaucratic hurdles to the approval of necessary new grid lines be reduced, and that network operators be granted the right to shut down wind-driven power stations without compensation if the line capacities for the delivery of this form of energy, which has not been decentralized for a long time now, are exhausted.

No less influential are the requirements of increasing unbundling, i.e., the legal and organizational disaggregation of generation, transmission and distribution business lines. These requirements bring with them a growing number of unclear interfaces that go against the nature of an integrated power supply system and complicate the reestablishment of supply in a crisis.

Dr. Johannes Teyssen, Chairman of the Board of Management of E.ON Energie, explains the problems using the example of the blackout in Italy: "Germany carried the main burden of counterbalancing in the European grid. Within 15 minutes, German grid operators had to reduce power plant capacity by thousands of megawatts and start up pumped storage. If increased unbundling were to result in an inability to react as fast as necessary, such an incident would have serious consequences for European supply system stability."

In addition, high expectations are placed on the future energy market regulator to cut grid user fees. If, however, network operators are not granted a suitable capital market interest rate, investments that ensure the status quo of network quality will not be made. Germany's reputation as a champion of security of supply—with outage times of only 15 minutes per year compared with 3 hours in countries such as Italy or Norway—would be jeopardized.

When it comes to generating capacity, we are also still relying on the investments of the past. Due to the phase-out of nuclear power and the necessary modernization of large parts of conventional capacity due to aging, the German power grid faces an enormous challenge in the next 20 years.

Unfortunately, so far no sound energy policy has been put forward. And yet we need stable political and regulatory frameworks as security for long-term capital-intensive investments. Market forces will regulate the rest, from the timeframe of the investment decision to the site and type of power plant to the allocation of necessary capital. Besides, a diversified generation portfolio is also in our own entrepreneurial interest, which is why E.ON is committed to the development of renewable energy and new highly efficient superpower station projects. By way of example, we can mention the recently commissioned 20 MW biomass power plants in Landesbergen and Zolling, thorough studies by E.ON Energie on the suitability of fuel cell plants for household power supply in a capacity range of up to 5 kW_{el} and the "NRW Reference Power Plant" project.

In these efforts, we are not being led by visions of utopia, but by the needs of the German industrial landscape for a secure, but affordable power supply. In this spirit, we will continue to make a significant contribution to security of supply in Germany.

EKW is rapidly implementing its three-pronged set of measures to reduce CO_2 emissions. Besides shutting down power plant blocks, they include efficiency-enhancing measures and the increased use of renewable energy fuel sources.

EKW completed construction of the biomass power stations in Landesbergen and Zolling, both of which started generating electricity in November 2003. The Emden and Delitzsch biomass-fired power plants are under construction and will be commissioned in 2004. These facilities, which share the same design, each enable 120,000 metric tons of CO_2 savings per year.

The 2003 heat wave had a largely positive effect on EKW. Operating periods of most of the power plant blocks were clearly longer year-on-year.

E.ON Wasserkraft (EWK) operates 84 of its own power stations and handles plant management for another 45, all of which it uses to produce affordable, environmentally friendly hydroelectric power. In the period under review, EWK's proprietary run-of-river and pumped-storage power plants delivered some 7 TWh of output from a combined installed capacity of 1,511 MW. Hydroelectric power generation was thus some 13% lower than usual. This was primarily due to the extremely dry summer months, which, for example, caused output at the Lech plant cluster to fall 68% below the historical mean. Furthermore, the renaturation of the Inn Channel leading up to the Töging power plant reduced annual output at this high-performance hydroelectric power station by about 50%.

Primary Energy and Electricity Consumption in Germany

According to preliminary calculations, Germany's primary energy consumption amounted to about 489 million metric tons of hard coal units (HCU) and was thus essentially unchanged compared with the previous year. Whereas the cold weather in the first quarter led to an increase in consumption, weak economic development, which saw the overall industry shrink by 0.1% compared to 2002, had a counteractive effect. Shares accounted for by individual energy sources changed only marginally compared with the prior year. Mineral oil consumption was down 2.5%, with natural gas and hard coal recording 3.6% and 4.2% growth, respectively, especially owing to their increased use in the power industry. Natural gas consumption advanced to 110.0 million metric tons of HCU, which corresponds to a 22.5% share of the primary energy consumption market (previous year: 21.7%). In 2003, natural gas consumption principally rose in the private household and small-user sector, which posted 5% growth. Renewables-based power accounted for approximately 3% of primary energy consumption in 2003.

Net Power Generation

To Cover General Supplies in Germany in 2003, TWh

Total: 493.3 TWh



Other 8.5 TWh 1.7 %
Hydro 21.9 TWh 4.4 %
Petroleum products 0.5 %
2.3 TWh
Natural gas 7.8 %
38.3 TWh
Hard coal 24.7 %
121.9 TWh
31.7 % Nuclear
156.4 TWh
29.2 % Lignite
144.0 TWh

Source: German Electricity Association, preliminary figures.

Net Power Generation

According to preliminary estimates, net power generated to cover general supplies in Germany rose to 493.3 TWh (2002: 483.8 TWh). The lion's share of Germany's electricity is generated in nuclear power stations (156.4 TWh) and from coal (265.9 TWh). The share of electric power produced from natural gas rose by a respectable 6%.

E.ON Energie's Sources of Proprietary Generation

%	2003	2002
Nuclear	48.4	51.1
Hard coal	28.1	24.0
Lignite	6.1	6.9
Hydro	9.7	11.4
Natural gas/oil and other	7.7	6.6

Power Generation and Sales Volume

In 2003, E.ON Energie's nuclear and hard-coal power stations were responsible for 76.5% of its proprietary generation, compared with 75.1% in the previous year. Nuclear energy's share of generation declined from 51.1% to 48.4% in the year under review, while hard coal's share rose from 24.0% to 28.1%. Electricity generated from lignite accounted for 6.1% compared with 6.9% in the previous year. Power from hydroelectric stations covered 9.7% following 11.4% a year earlier. The share of energy produced from other sources rose to 7.7% from 6.6% in the previous year.



E.ON Energie Power Procurement

TWh	2003	2002	+/- in %
Proprietary generation	162.7	155.7	+ 4.5
Procurement	117.7	106.2	+ 10.8
Jointly operated power stations	17.9	14.7	+ 22.4
Outside sources	99.7	91.5	+ 9.0
Electricity procured	**280.3**	**261.9**	+ 7.1
Internal use, transmission losses, pumped storage	-10.9	- 11.3	- 2.6
Power supplied	**269.4**	**250.6**	+ 7.5

Electricity procurement in 2003 totaled 280.3 TWh. This figure is 7% or 18.5 TWh higher than in the previous year. Of this total, 162.7 TWh of power came from E.ON Energie's own generation assets—4.5% or 7 TWh more than in the prior year. This means that 58.0% (2002: 59.5%) of E.ON Energie's energy procurement needs were met by electricity from its own generation facilities. In 2003, E.ON Energie procured 117.7 TWh of electric power from outside sources—some 10.8% more than a year earlier. This increased the percentage of electricity the company purchased from third parties to 42.0% (2002: 40.5%).

Power Supplied by E.ON Energie

TWh	2003	2002	+/- in %
Standard-rate customers	47.7	40.4	+ 18.1
Special-rate customers	93.6	70.6	+ 32.6
Regional and municipal utilities	128.1	139.6	- 8.2
Total	**269.4**	**250.6**	+ 7.5

E.ON Energie increased its power sales volume by 7.5% to 269.4 TWh in the 2003 financial year. Deliveries to standard-rate customers climbed 18.1%. Special-rate customers bought 32.6% more electricity. Sales volumes accounted for by regional and municipal utilities slipped 8.2%. Growth in sales to standard-rate and special-rate customers stem from the first-time full-year consolidation of EAM, Elektrizitätswerke Wesertal, Elektrizitätswerke Minden-Ravensberg, and the Hungarian-based electric utility Édász, and from the first-time consolidation of the Czech power utilities JME and JCE.

E.ON Sales & Trading – Group Power Hub Responsibility for E.ON's European power trading is shared by Powergen, Sydkraft and E.ON Energie. E.ON Sales & Trading (EST) acts as E.ON Energie's wholesaler, focussing on the Central European market. Trading activities center around Germany, the Netherlands, France and Austria. Switzerland, Italy as well as the eastern and southern European markets are becoming more important. In fiscal 2003, EST's power trading volume totaled 412 TWh. The drop compared with 2002 is primarily a result of the fact that Nordpool trading was discontinued. E.ON Energie trades on all of Europe's major power exchanges. Our power trading operations make a substantial contribution to optimizing use of the Group's proprietary power stations and securing power procurement for the entire European market. E.ON Energie built on its comprehensive risk management program and focussed trading strategy to remain one of Europe's premiere energy trading companies in fiscal 2003.

Development of Forward Prices in Germany

One-Year Forward


60 €/kWh
55
50
45
40
35
30
25
20
01/01/02
04/01/02
07/01/02
10/01/02
02/01/03
04/01/03
07/01/03
10/01/03
01/01/04

Base load: delivered 24 hours a day, seven days a week.
Peak load: delivered from 8 a.m. to 8 p.m., Monday through Friday.

Development of Spot Prices in Germany

Spot Prices


250 €/kWh
200
150
100
50
0
01/01/02
04/01/02
07/01/02
10/01/02
02/01/03
04/01/03
07/01/03
10/01/03
01/01/04

Base load: delivered 24 hours a day, seven days a week.
Peak load: delivered from 8 a.m. to 8 p.m., Monday through Friday.

Electricity Price Trend Trading prices rose considerably in 2003. Steady growth in forward prices was primarily due to the high level of prices on the spot market. Developments in spot prices were mostly affected by the rise in demand and the decrease in power plant availability owing to the heat wave. Shutdown programs implemented by large operators also had an impact. E.ON Energie alone has decommissioned nearly 5,000 MW in power plant capacity since the onset of deregulation. It was above all the smaller fossil fuel-powered blocks that were unable to break even when faced with competition. Other drivers behind the price hike were variable generation costs, which rose principally because the price of coal from the German border to its final destination nearly doubled, and because oil and gas prices maintained their high levels. Moreover, the market price trend was affected by strong volatility, which led to mounting demand for longer-term price hedging.

E.ON Netz—Guarantor of Secure Power Transmission

E.ON Netz (ENE) owns and operates the E.ON Energie Group's electric power transmission grid. Our high and extra-high voltage grid was used by more than 200 power suppliers as a commercial platform for transmitting electric power. Some 136 TWh of electric power were transmitted over the grid in the period under review. The grid's absolute peak load was measured at over 20,000 MW in mid-November, surpassing the year-earlier level. ENE's transmission network has high-performance connections to neighboring domestic and foreign countries such as Austria, Denmark, the Czech Republic and the Netherlands. It is part of Europe's integrated grid that extends from Portugal to Poland, operating at a synchronized network frequency of 50Hz. Transmission capacity at the points of transit to the Netherlands, the Czech Republic and Denmark is lower than required. To ensure that capacity at these bottlenecks is allotted fairly and in accordance with the principles of competition, capacity that remains unused on the market is made available at day, month and year-long auctions. Results are constantly updated and available on the Web.



There was no major grid malfunction in 2003. By international standards, ENE thus maintained an outstanding level of supply security in 2003. However, the future security of supplies is uncertain as the regulator has yet to be installed and the generation of wind power is on the rise. In 2003, ENE had to feed the live grid with electricity from wind power plants with an installed capacity of more than 6,000 MW in its grid area, thus supplying more of this type of energy than any other network operator. An increasing number of restrictions, including a lack of network capacity, stands in the way of expanding wind power even further. Therefore, the erection of transmission lines needed to transmit wind energy was a key issue in the reporting period. Progress was made in the approval procedures for some 110 km of high-voltage powerlines in Schleswig-Holstein. The first approval processes for the construction of about 180 km of ultra high-voltage lines were initiated in Lower Saxony.

New network connection rules, which regulate the behavior of wind power plant operators in the event of malfunction, took effect on August 1, 2003. Furthermore, wind farms in operation in Schleswig-Holstein, which feed electricity into ENE's grid, have been obligated to implement generation management measures from July 2003 onwards. To avoid unnecessary network overloads caused by feeding in energy from wind power stations, wind farm operators are urged to temporarily reduce feed-in output in affected network regions. Generation management is an interim solution for maintaining the security of supply until the infrastructure required to handle wind power appropriately has been built. Another operating challenge faced by ENE in stepping up wind power generation is the fact that the availability of electricity produced from wind power stations fluctuates significantly, which makes it impossible to forecast reliably, similar to the weather.

ENE is compelled to keep up to 60% of its installed wind power capacity "on tap" as reserve balancing power, in order to be able to offset deviations between forecast and actual amounts of wind energy fed into the live grid. In addition, based on ENE's operating experience in 2003, no more than 80% of its installed wind power capacity actually produces electricity at any given moment, one-sixth of its installed wind energy capacity generates electricity averaged over the year, and during half the year, less than one-tenth of its installed wind power capacity feeds electricity into the grid. It is thus obvious that wind does little to conserve capacity, given that other power stations must be used to make up for idle periods. Thanks to its far-reaching experience in feeding electricity from wind power stations into the live grid, ENE is a savvy contact on matters relating to the integration of wind energy into the German power grid. This is a valuable asset when it comes to ensuring that Germany maintains its high level of security of supply in the future.

Service Providers Making Gains

Multi-faceted, successful projects in the fields of energy consulting, renewable energy (biomass), CHP, thermal waste treatment and gradual dismantling helped E.ON Engineering strengthen its business both inside and outside the Group. The company succeeded in extending its international reach primarily by providing environmental services on the US market. E.ON Engineering acts as consultant and expert, making a proactive contribution to preventing CO_2 emissions. Seeking to unleash optimization potential, Pipeline Engineering, Ruhrgas AG's engineering arm, will be merged with E.ON Engineering to form a new company, which will retain the name "E.ON Engineering."

Is:energy, E.ON Energie's IT service provider, continued to expand its operations at home and abroad by taking various steps, including the establishment of is:energy Slovakia.

E.ON Facility Management (EFM) rolled out the profit center concept following its restructuring, which was largely concluded in 2002. One main focus of work in 2003 consisted of preparing for the assumption and integration of tasks in the field of facility management from EFM's sister companies E.ON Kernkraft and E.ON Kraftwerke.

Gas Sales Volumes*

TWh	2003	2002	+/- %
Standard-rate customers	41.6	36.4***	+ 14
Special-rate customers	48.0	36.2	+ 33
Regional and municipal utilities	35.8	33.0	+ 8
Other customer groups**	6.9	6.4	+ 8
Gas sales volume	**132.3**	**112.0**	**+ 18**

* Excluding D-Gas' trading business. ** Sales volumes that cannot be allocated to the aforementioned segments (foreign). *** Adjusted by **

Gas Operations

Consolidation Successfully Completed

Fiscal 2003 was characterized by mergers between electric and gas utilities to create more powerful integrated companies and by the Group's restructuring subsequent to E.ON's acquisition of Ruhrgas. Bigger, more competitive integrated enterprises emerged from the two major tie-ups—one involving Hein-Gas, Hansegas and Schleswag resulting in the creation of E.ON Hanse, and the other involving Elektrizitätswerk Minden-Ravensberg, Elektrizitätswerk Wesertal and PESAG to form E.ON Westfalen Weser. With roughly 46 TWh in gas sales, E.ON Hanse ranks among Germany's largest utilities. Its supply area runs from the Danish border to the Polish frontier. E.ON Westfalen Weser supplies some 4 TWh of gas to 740,000 customers. Moreover, the gas utility egm was integrated into EAM.

"Electricity and gas from a one-stop shop" is a model for success that will be applied to the E.ON Energie Group's equity holdings in Central Europe as well.

Gas sales volumes generated by the E.ON Energie Group were up 18% to 132.3 TWh in fiscal 2003. This marked increase is largely due to the lower average temperature in the first quarter and the fact that EAM's and Thüga Italia's gas activities were consolidated for the full year for the first time.

Energy Policy and its Environment

National Implementation of the New Single Market Directives for Electricity and Gas

According to the new EU single market directives for electricity and gas, the EU member states' electricity and gas markets must be opened completely by July 1, 2007. This represents an important step towards achieving fair competitive conditions and promoting equal opportunity in the European competitive landscape. The implementation of regulation and unbundling rules is of special relevance to the German energy industry. To address this issue, Germany's Federal Ministry of Economics and Labor submitted its first draft energy bill at the end of February 2003. According to the proposed bill, the existing regulatory authority for posts and telecommunications will also be responsible for regulating the electricity and gas market. The draft bill includes a number of directive clearances, including one for network access conditions and one for the method for calculating network usage fees. In preparation of national implementation, the Federal Ministry of Economics and Labor drew up a report on the competitive situation on the German energy market in August 2003. In this document, it reaches the conclusion that competition on the electricity market works and that the association agreement adopted by the market participants has proven flexible and suitable on principle.

Appropriate, non-discriminatory grid fees, high security of supply and high quality standards are a double-edged sword. On the one hand, they will allow investors to continue investing in network infrastructure and reap reasonable returns. On the other hand, prices must not be so high that competitors cannot afford to pay for access to the network. A high degree of legal and planning security are paramount to the future regulatory regime. Therefore, statutory regulations and the upcoming directives should stipulate tangible basic conditions that are reliable over the long term and build on the tried-and-tested criteria included in the association agreement.

Unbundling must be achieved by all network operators on an organizational level by July 1, 2004, and the distribution networks of integrated power utilities must be unbundled into legally autonomous entities by July 1, 2007.



Subsidization of Renewables-Based Energy

Germany's Federal Cabinet passed a draft amendment to the German Renewable Energy Act on December 17, 2003. Most importantly, the amendment stipulates that efforts be stepped up to increase the share of total power generation accounted for by renewables-based energy to at least 20% by 2020, that the existing subsidy system of guaranteed minimum compensation be expanded and that the scope of the hardship clause for energy-intensive companies be broadened. It favors the increase of numerous subsidy rates and the introduction of new subsidy categories with higher compensation rates over incentives to compete for more efficient technology and better locations.

E.ON Energie is of the opinion that the subsidization of renewable energy must become more efficient and better tailored to the market in order to limit the financial burden on power consumers and ensure that renewable energy has more of a chance of becoming competitive without the need for subsidies. Likewise, the knock-on effects of producing power from renewable energy sources (especially wind power) must be taken into account. This includes the cost of balancing power and reserve energy, the necessity of introducing generation management systems for wind power stations to prevent grid overload in areas where substantial amounts of electricity are fed in from wind power plants, and the network expansion required to transmit wind power.

Energy Industry Readies Itself for Emissions Trading

EU-wide trading of CO_2 emissions allowances is scheduled to commence on January 1, 2005. Emissions trading will cover plant-related CO_2 emissions in energy-intensive sectors as well as combustion plants used in the energy industry with a capacity of more than 20 MW.

CO_2 emissions in Germany's energy industry account for about two-thirds of the carbon dioxide covered by the trading system. When it signed the Kyoto Protocol, Germany made a commitment to reduce its CO_2 emissions by 21% by 2012, compared with the 1990 reference level.

Germany has lowered its CO_2 emissions by about 18% since 1990. By taking numerous measures, including the construction of new facilities, shutting down outdated plants, modernizing facilities and improving efficiencies, the German energy industry has made a significant contribution to achieving this reduction in full.

The task at hand now is to spread the 3% reduction still to be realized by 2012 evenly among CO_2-emitting sectors, including homes and transportation. Households still harbor a considerable amount of savings potential that can be unleashed at low cost.

Germany's government has committed to drafting its emissions allowance allocation plan to ensure that emissions allowances are distributed among affected plant operators to suit their needs and free of charge. Furthermore, industry representatives believe that anticipated economic growth and the targeted reduction in CO_2 emissions can be achieved hand in hand. It is absolutely necessary that a reasonable and clear climate conservation policy be adopted on the basis of a just distribution of burdens, especially regarding future investment-related decisions. In this context, one must honor the German politicians' decision to phase out nuclear energy. Electricity that has been generated in nuclear power plants without producing carbon dioxide thus far must be replaced by fossil fuel-fired facilities. This will cause nuclear power plant operators to emit more carbon dioxide, which will have to be compensated for.

The CO_2 trading system should be flexible enough to ensure that CO_2 reductions can be achieved where this is most affordable. An important set of tools for achieving this is provided courtesy of the flexible mechanisms described in the Kyoto Protocol: Joint Implementation and Clean Development Mechanism (inclusion of CO_2-reduction projects in other nations, with special regard to developing and newly industrialized countries). Since uncertainty still looms over the ratification and, in turn, the enforcement of the Kyoto Protocol, the EU must introduce a flexible trading scheme that works even outside the EU and irrespective of the entry into force of the Kyoto Protocol. This is the only way to ensure the required level of liquidity on the trading market and minimize the cost incurred by the industry.

Political Electricity Price Surcharges

Once again, prices paid for electricity by industrial customers were markedly lower than before deregulation in 1998. The fact that household customers have used up their "competition dividend" and already pay just as much for electricity as they did prior to deregulation is primarily due to the high proportion of the price accounted for by government charges. State levies now account for nearly 41% of private electricity bills, compared with 25% at the beginning of deregulation in 1998.

New Technologies

Domestic and Foreign Research Cooperations and In-House Projects to Enhance Efficiency Along the Entire Conversion Chain

The operation of facilities for generation, transmission and distribution of energy are a cornerstone of E.ON Energie's business. In light of the investment that needs to be made to modernize our power plant portfolio and electric grids, decisions on the use of suitable technologies and reliable estimates regarding the future economic impact of technological innovation are key to our company's success. It is paramount that assessments of novel technologies do not limit themselves to technical and physical aspects, but consider the economic effect that framework conditions will have on the future of the energy market, including such features as the European greenhouse gas trading system.

E.ON Energie believes that first-hand experience gained from real projects is an indispensable prerequisite for the objective and reliable evaluation of new technologies. It is against this backdrop that the Group is participating in national and international research initiatives in the field of energy engineering and conducting its own projects to test cutting-edge technologies. Our tests focus on enhancing efficiencies along the entire energy conversion chain, covering everything from raw materials to customer applications for usable energy.

Targeted Initiatives for Improving the Efficiency of Large-Scale Power Plants

For years, in the field of large-scale power plant engineering, E.ON Energie has been carrying out projects that aim to improve the efficiency of future generations of power stations. Examples include the development of compressed-coal dust-firing techniques and research projects to engineer new high-temperature components. As part of a European research initiative, E.ON Energie plans to integrate a pilot plant to test new high-performance materials in block F of the Scholven power plant. The goal is to increase the maximum allowable steam temperature from 600°C to 700°C. These experiments represent a major step towards designing a coal-fired power plant with an efficiency rate of more than 50%. Thanks to the reduction in fuel consumption, future coal power stations will be able to lower variable costs and carbon dioxide emissions significantly from current levels.



Blueprints for large, state-of-the art fossil fuel-fired power plants are likely to be put to use in the more immediate future. An example of such a design concept developed in collaboration with renowned plant manufacturers is the "NRW Reference Power Plant" project. By cooperating closely with leading university institutes and other players in the field of power plant engineering, we ensure that new findings are considered when future power stations are designed. For example, the increase in electricity generated in wind power plants changes the demands placed on large thermal power stations. Besides implementing projects to advance the development of new fossil fuel-based power plants, E.ON Energie also brings the Group's expert knowledge into play in support of the development of new concepts for future light water reactors.

However, technological innovation is required not only within the context of novel power plant concepts, but also when it comes to the constant optimization of production facilities that are already in operation. This is exemplified by the retrofitting of E.ON Energie power plants with digital process quality monitoring systems.

Power and Heat Generation in Small Plants

Large thermal power stations will continue to function as the backbone of the power generation industry. We thus attach high importance to this technology here at E.ON Energie. However, we anticipate an increase in the number of small, distributed power generation units. E.ON Energie is conducting a series of test and demo projects to assess the options and cost-cutting potential offered by this technology. Fuel cells are one of the focal points in this context. We are conducting a large-scale field test of fuel cell plants for home energy supply with ratings of up to 5 kW_{el} to assess their suitability for daily use and operational behavior. Carried out in concert with Group subsidiaries, the project involves testing systems offered by various manufacturers.

Pilot plants for combined heat and power generation (CHP) rated at up to several hundred kilowatt hours of electrical output are in use in swimming pools, hospitals and public district heating facilities. Here, we make use of all of the technologies currently available in this performance class, i.e. PAFC, PEMFC, MCFC and SOFC. We are also investigating the possibility of coupling such installations with refrigeration units and plants to generate carbon dioxide for use in chemical plants. In addition to natural gas, we are testing how small CHP facilities such as fuel cells, Stirling engines and micro gas turbines run on biological fuel.

Tests of low-output installations also involve developing systems to remote-control distributed generation facilities from a central location, thereby creating "virtual power plants." Our aim is to demonstrate the technical feasibility of such concepts and, more importantly, examine the impact this model may have on the energy industry.

Climate Protection through New Technologies

As a large power utility, E.ON Energie is well aware of the special responsibility its shoulders to protect the environment and our climate. In 2003, specific CO_2 emissions totaled approximately 360 g/kWh—nearly 40% below the German power generation industry's average. The main contributor to this environmental success is our energy mix: E.ON Energie is Europe' leading private nuclear power plant operator and has the highest installed hydropower capacity in Germany. By consequence, nearly 60% of the electricity produced by E.ON Energie in 2003 was CO_2 emissions-free. Use of renewable energy is being stepped up with a view to continue reducing greenhouse gas emissions. In addition to its numerous hydroelectric plants, E.ON Energie operates and is building several biomass power stations in the 20 MW performance range as well as various wind power plants with an installed capacity of about 190 MW. Furthermore, the company is participating in the development of offshore wind farms in the Baltic and North Sea. Experience amassed by E.ON Energie with its own facilities provides the company with an important basis for realistically forecasting a reduction in the marginal unit costs of these technologies.

Renewables-based energy has a wide range of applications, including intelligent electricity consumption using heat pumps. A field test conducted by E.ON Energie over the course of several years showed that installing electric heat pumps instead of heating oil boilers in new buildings enables the reduction of CO_2 emissions by 50% at no additional cost.

Another way to store energy is to produce hydrogen using electrolysis and to generate electricity from the stored hydrogen, e.g., using fuel cells. E.ON Energie is bringing its many years of experience with projects in this field up to date by participating in Munich International Airport's hydrogen project.

Large-scale energy storage options are gaining importance due to the increase in fluctuating amounts of electricity fed into the live grid, above all from renewable energy sources. Besides hydraulic pumped-storage power plants, for several years, E.ON Energie has been running an air-storage power station in Huntorf—the only one of its kind in Europe. In this plant, energy is stored by compressing air in a cavern. The special advantage of this technique lies in the fact that it can be employed in flat regions, e.g., in northern Germany. Building on experience garnered with this power station, E.ON Energie is participating in projects to further the development of compressed air storage technology.

One of the focal points of new electricity transmission techniques is the use of superconductive materials. Tests conducted on superfast elements using superconductive materials to limit voltage have already proven the technical merit of this physical effect. Other plans involve the investigation of the possible use of cables made of superconductive material.

E.ON Energie believes sharing experience with other E.ON Group subsidiaries is just as important as carrying out its own technical projects. The E.ON Group grows its expertise in new technologies exponentially through its dense knowledge network.

Employees in the 10 Companies with the Largest Workforces

Company, as of December 31, 2003*	2003	2002	+/- in %
Sydkraft Group	5,320	5,231	+ 1.7
E.ON Hungária Group	4,396	4,657	- 5.6
AVACON Group	3,192	3,162	+ 0.9
E.ON Bayern	3,050	3,147	- 3.1
E.ON Czech Group**	2,835		
E.ON Kraftwerke	2,758	3,833	- 28.0
E.ON Hanse***	2,747	2,805	- 2.1
E.ON Kernkraft	2,375	2,422	- 1.9
E.DIS	2,161	2,240	- 3.5
E.ON Netz	1,909	1,995	- 4.3
Other	13,110	12,331	+ 6.3

* 2002: excluding trainees, but including the Board of Management/Board of Directors; does not include Gelsenwasser. 2003: excluding trainees and the Executive Board/Board of Directors.
** Newly consolidated in 2003.
*** 2002 figures: predecessor companies.



Employees

Higher Employee Headcount Due to First-Time Consolidations

As of December 31, 2003, the E.ON Energie Group employed 43,853 people. The workforce thus expanded by 2,030 employees year-on-year. This is primarily a result of changes in the scope of consolidation. In the 2003 financial year, E.ON Energie consolidated companies with a combined labor force of about 3,500 and deconsolidated businesses with some 1,200 employees in total. Additional personnel-related measures led to a net reduction of approximately 300 jobs, which was implemented in a socially acceptable manner.

Personnel Expenses

In the financial year that just came to a close, the E.ON Energie Group had €3.16 billion in personnel expenses (2002: €2.64 billion). The workforce thus grew by 19.7% year-on-year. This rise was primarily due to the fact that some companies were consolidated for the first time, businesses that had been consolidated on a prorated basis in 2002 were included in our books on a full-year basis for the first time, and salaries were increased in 2003.

New Collective Bargaining Agreement in Force

In February 2003, the parties to the collective wage negotiations signed a new collective bargaining agreement for the E.ON Energie Group. Our subsidiaries E.ON Hanse and E.ON Westfalen Weser adopted the agreement as of January 1, 2004. The new set of wage rules thus applies to some 25,000 employees.

In 2004, employee and trainee compensation will be increased by 2.3%. Furthermore, an agreement was reached which guarantees that 60 trainees with appropriate qualifications will receive permanent work contracts in 2004. Another 80 trainees will be given unrestricted work contracts under the same conditions in 2005. These figures refer to all E.ON Energie staff members subject to the collective bargaining agreement.

Harmonization of Company Pension Plans Completed

Last year, the Supervisory Board of the Energy Pension Fund initiated a project to secure the future of the company pension plan. The primary goal was to transfer the multitude of pension schemes existing throughout the Group into a single, uniform pension plan in accordance with the pension module model called "Company Old Age Provisions." In addition, the project aimed to make company pension rules largely independent of extreme conditions and to enable employees to gain a clearer picture of the pension benefits they can expect. Staff members working in companies represented in E.ON Energie's and Avacon's Combined Works Councils were transferred to the new pension plan as of January 1, 2004. Additional Group companies will adopt the new scheme in 2004.

Sales and Earnings

2003 Key Figures by Division* *(previous-year figures in italics)*

€ in millions	Germany Electricity	Germany Gas	Foreign	Holding Company/ Other/ Consolidation**	E.ON Energie Group
Sales	12,905	3,152	4,688	526	21,271
(without electricity tax)	*11,408*	*2,612*	*3,586*	*603*	*18,209*
EBITDA	3,484	484	1,379	431	5,778
	3,031	*431*	*1,170*	*31*	*4,663*
Internal operating profit	2,146	265	766	-119	3,058
	2,304	*237*	*659*	*-418*	*2,782*
Investments	933	254	2,032	301	3,521
	3,728	*693*	*1,298*	*405*	*6,125*
Employees***	23,827	4,040	14,141	1,845	43,853
	24,820	*4,130*	*11,126*	*1,747*	*41,823*

* Sales figures disclosed for our divisions include sales derived from products (electricity and gas) as well as other associated sales, e.g., generated from heating and waste disposal operations. Prior-year figures are net of discontinued operations. ** Including Thüga. *** As of December 31; 2002 figures exclude trainees and Gelsenwasser, but include the Board of Management/Board of Directors; 2003 figures exclude trainees and the Board of Management/Board of Directors.

Sales and Earnings

Sales Up Again

Sales followed a positive trend, rising by €3.1 billion, or 17%, to €21.3 billion. Roughly half of this growth was due to the first-time full-year consolidation of EAM, Elektrizitätswerk Minden-Ravensberg, Elektrizitätswerk Wesertal and the Hungarian power utility Édász as well as the fact that Thüga Italia and the Czech electric utilities JME and JCE were consolidated for the first time. The other half of the sales increase principally stems from the rise in electricity prices and net sales as well as our power trading business. Gas also produced strong sales growth. This is largely due to the increase in sales volume, the first-time full-year consolidation of EAM and the fact that Thüga Italia was consolidated for the first time. Foreign operations also displayed extremely positive development, both in terms of sales and their contribution to earnings.

Thanks to the boost in sales and measures implemented to enhance efficiencies, internal operating profit advanced considerably year-on-year.

Investments/Divestments

Capital expenditure decreased considerably year-on-year to €3.5 billion (2002: €6.1 billion). In the period under review, E.ON Energie spent €1.7 billion on property, plant and equipment and intangible assets, virtually matching the year-earlier expenditure of €1.6 billion. The electricity generation and distribution sector was the investment magnet in Germany, drawing €0.7 billion. €0.3 billion was invested in other areas in Germany. Foreign operations accounted for €0.7 billion of capital spending on property, plant and equipment and intangible assets. Since the integration of acquisitions made in previous periods took center stage in 2003, investments in financial assets totaled €1.8 billion and were thus markedly down on the previous year's figure of €4.5 billion, which largely related to the acquisition of majority stakes in EWW, E.ON Finland and EAM as well as the purchase of additional shares in Thüga.

Spending on financial assets was marked by E.ON Czech's acquisition of an additional 41% interest in JME and of a further 71% shareholding in JCE. Moreover, Sydkraft acquired shares in several companies, with Graninge leading the way.

The most significant divestments made in the reporting period relate to E.ON's acquisition of Ruhrgas.

Sydkraft shed its stakes in Hafslund, Fredrikstad and the Østfold Energi Group companies.

E.ON Energie Group—Income Statement		
Year-on-Year Comparison—€ in millions	2003	2002*
Sales**	21,271	18,209
Cost of goods sold and services provided	- 15,324	- 13,688
Gross profit from sales	**5,947**	**4,521**
Selling expenses	- 3,222	- 2,737
General and administrative expenses	-418	-522
Other operating income	1,957	2,225
Other operating expenses	- 1,380	- 1,416
Financial earnings	193	- 1,615
Income before income taxes	**3,077**	**456**
Income taxes	- 567	516
Minority interests	- 476	- 473
Income from discontinued operations after minority interests and taxes	480	22
Changes in accounting principles	- 494	0
Income before profit transfer	**2,020**	**521**

* Net of discontinued operations. ** Excluding electricity tax.



Balance Sheet Structure

At just under €64 billion, the balance-sheet total was some 7% up on the previous year. The rise is due to first-time consolidations and the fact that we took one-off charges especially in Sweden and the Czech Republic, for example as a result of the application of US GAAP SFAS 143 for the balance-sheet treatment of asset retirement obligations.

Assets

Sixty-one percent of assets were long-term in nature, following 64% a year earlier. Fixed assets were up a mere 2%. Property, plant and equipment, which predominantly consisted of power generation plants as well as electricity and gas distribution facilities, totaled €24.8 billion and was thus again the largest item listed under assets. Despite the disposal of the Gelsenwasser Group's plants, following the first-time consolidation of Swedish-based Graninge and our Czech and Italian gas and electricity distribution companies, property, plant and equipment grew by €2 billion.

The €1.6 billion decline in financial assets partially stems from the fact that companies consolidated for the first time are no longer accounted for at book value, but on the basis of their net assets. Another reason for the decrease was the sale of shareholdings in compliance with the deed of arrangement and the "ministerial restrictions" imposed in connection with E.ON's takeover of Ruhrgas as well as the sale of long-term securities.

Intangible assets disclosed under fixed assets primarily relate to goodwill, customer bases and the water usage rights owned by Rhein Main Donau AG. Shifts in this item largely result from newly created goodwill.

Current assets, which principally comprise receivables and securities, advanced by €3.2 billion.

Accounts receivable were some 6% down year-on-year, adjusted to exclude first-time consolidations. Accounts receivable from affiliated companies, which grew as a result of intragroup cash pooling at E.ON, recorded the steepest rise. The balance-sheet value of current securities was also up, rising by 8% to more than €8 billion. This change is primarily due to positive share performance, which has an impact on book values according to US GAAP, and to reinvestments.

E.ON Energie Group—Balance Sheet		
Assets—€ in millions	Dec.31,2003	Dec.31,2002
Fixed Assets		
Intangible assets	5,774	5,303
Property, plant and equipment	24,788	22,820
Financial assets	8,440	10,040
	39,002	**38,163**
Current Assets		
Inventories	1,132	1,177
Receivables and other assets	12,501	9,841
Securities	8,398	7,772
Liquid funds	792	823
	22,823	**19,613**
Deferred taxes	1,873	1,738
Prepaid expenses	263	230
	63,961	**59,744**
Liabilities and Stockholders' Equity—€ in millions	Dec.31,2003	Dec.31,2002
Stockholders' equity	13,521	10,248
Minority interests	4,314	3,905
Provisions	27,322	25,014
Liabilities	14,470	16,025
Deferred taxes	4,018	4,142
Deferred income	316	410
	63,961	**59,744**

Liabilities and Stockholders' Equity

Liabilities and stockholders' equity followed a positive trend. Earnings generated in the financial year that just came to a close led to an increase in retained earnings. Other comprehensive income, which was negative in 2002, was nearly offset as a result of the positive development of securities on the stock market. Our equity ratio rose from 17% to 21%.

Minority interests in the company's capital and provisions increased by 10%, principally reflecting first-time consolidations.

Accounting for 43%, provisions, including €13.8 billion for the nuclear sector, are still the single most important item on the liabilities side. Nuclear provisions cover the cost of shutting down power plants and disposing of spent nuclear fuel elements and operating waste. The main reason for the €1.5 billion increase was the fact that US GAAP SFAS 143, which became effective on January 1, 2003 and affects nuclear power plant shutdowns among other things, was applied for the first time.

The remaining provisions principally relate to pensions, which account for €5.5 billion and taxes, which account for €1.6 billion.

Liabilities decreased by €1.6 billion. Most of this change was due to the reduction in financial liabilities. This is largely a result of the decline in accounts payable to affiliated companies and the repayment of bank loans. Other liabilities are on par with the year-earlier level.



Risk Management System

Since all of the E.ON Energie Group's divisions run international operations, they are naturally exposed to the most diverse risks arising from an increasingly fierce competitive environment. An effective risk management system has been installed as an integral component of our business and company decision-making processes for the early detection, assessment and management of risks.

E.ON Energie employs a risk policy that enables the company to take advantage of opportunities, while mitigating reasonable associated risks. Risks are only assumed as long as they do not jeopardize the company's existence and can be offset by reasonable returns. Therefore, special importance is accorded to producing keen awareness of the recognition and avoidance of risks, which is promoted by a culture of open communication between the decentralized companies and the control units installed at the Group level.

Our basic principles of risk management have been anchored in a risk framework directive and are known throughout the Group. They include rules for recording and evaluating risks, determining issues to be included in risk reports, risk reporting schedules, risk documentation, and countermeasures. We constantly refine our risk management system by progressively integrating it into our budgeting, control and reporting processes.

In so doing, we aim to systematically identify, assess, control and document risks and measures. Risks identified in pre-defined risk categories are evaluated to determine their damage potential and probability.

Adequate risk assessment and control are the prerequisites for identifying risks completely and comprehensively. When performing the risk assessment that builds on this foundation, know-how is increasingly transferred throughout the Group to optimize risk assessment methods. Cascading risk reporting is controlled by threshold values determined by management. The risk management system puts management in a position to detect risks early on and initiate countermeasures. The Board of Management receives support in its decision-making from a Risk Committee that was established to aggregate and monitor risk-relevant decisions. Our Auditing Department ensures compliance with the groupwide risk framework directive by performing regular audits. To comply with legal requirements, as is the case every year, our risk management system was subject to an independent audit in the financial year that just came to a close. The audit's results confirmed the system's suitability and effectiveness.

Risks Relating to the Market Environment and Competition

Owing to deregulation, the E.ON Energie Group's subsidiaries continue to operate in a highly competitive environment, which is characterized by market price and sales risks. We believe the general economic outlook also harbors potential risk, although it has a limited influence on our business. E.ON Energie counteracts these risks through its comprehensive sales controlling system and intensive customer relationship management activities.

Power trading is the key link and hub within our Group when it comes to controlling earnings risks arising from price fluctuations on the sales and procurement markets, while making optimal use of existing generation capacity. Here we use non-derivative and derivative financial instruments, which are organized and monitored in compliance with the strict minimum requirements for the operation of trading companies and financial institutions. We select counterparts with outstanding creditworthiness using far-reaching rating and scoring systems. Business transactions are concluded using a global limitation system. Global limits identified at the Group level are distributed among sub-portfolios within our trading units. Monitoring of the use of global limits and cases where such limits are exceeded is handled centrally by the Corporate Risk Controlling Department.

Political and Legal Developments
Predictable political and legal framework conditions are the main prerequisites for the company's positive development in the long term. Changes in this environment are a source of considerable insecurity as far as budgets are concerned. Uncertainty currently surrounds the following issues, because the impact of reliable statements made in the following contexts is unclear:

- Impact of the regulation of electricity and gas markets
- Debate on provision funds within the scope of the set of directives for the nuclear energy industry drafted by the European Commission
- Impact of unbundling activities into autonomous companies
- Impact of the emissions trading directive
- Increase in electricity prices due to state intervention and ensuing knock-on risks

Working to secure stable basic political and legal conditions for E.ON Energie Group companies is one of the key tasks handled by the management company, which goes about this proactively by drawing on their expertise and engaging in in-depth and constructive dialogue with lawmakers and policymakers.

Operational Risks
The Group's vertical integration is a key success factor, but naturally exposes it to risks associated with the use of complex technological plants in the fields of production and distribution. The company assumes the related responsibility by implementing far-reaching and intensive risk-avoidance measures. The systematic training and qualification programs offered to our employees and our many years of experience in plant operation and regular plant and network maintenance are some examples of how responsibly we handle risks with a view to ensuring the highest possible degree of security of supply. The effect of potential damage is sufficiently limited by obtaining economically appropriate insurance coverage.

Personnel Risks
Ensuring that our staff is highly qualified and satisfied while keeping employee turnover low to avoid the migration of expertise are important aspects of our personnel policy. We make use of modern HR management measures and tools to achieve these goals.

IT Risks
The operational and strategic management of the E.ON Energie Group relies heavily on complex information technology. This leads to risks the impact of which is extremely difficult to forecast. The security of supplies depends on IT system availability and the data the systems generate. Malfunction and loss of data can jeopardize the security of supply. Our IT systems are maintained and optimized by qualified E.ON Energie Group experts, outside experts, and certain technological security measures. In addition, the E.ON Energie Group has a range of technological and organizational measures in place to counter the risk of unauthorized access to data, misuse of data and data loss, which involve hardware, software, networks and employees.

Financial Risks

Derivative financial instruments are used to hedge financial risks as long as they have been assigned underlying transactions from operating activities. Generally accepted methods are used to assess these items. Internal rules for the use of derivative financial instruments are included in guidelines. Compliance with these guidelines is monitored by way of strict controls.

The E.ON Energie Group is exposed to risks associated with fluctuations in the prices of securities due to its extensive securities portfolio. These risks are proactively controlled by an appropriate portfolio management system.

The E.ON Energie Group's risk situation did not experience any substantial change in the period under review. We do not currently perceive any risks that would threaten the company's existence.

Corporate Governance Code

The E.ON Energie Group has largely complied with the requirements of the German Corporate Governance Code. Since it is not listed, the Group holding company E.ON Energie itself is not formally obligated to comply with the rules set forth in the German Corporate Governance Code. However, E.ON Energie AG meets these requirements to a considerable extent voluntarily. E.ON Energie has seen to it that E.ON Bayern, Contigas and Thüga—all of which are listed subsidiaries—largely comply with the rules laid out in the German Corporate Governance Code. Where necessary, companies successfully completed required implementation measures. In the few instances in which we failed to follow the recommendations of the German Corporate Governance Code, we issued a clear statement of compliance to the general public.



Events After the Balance-Sheet Date and Outlook

E.ON Energie completed the sale of its 27.4% stake in EWE to Energieverband Elbe-Weser Beteiligungsholding and Weser-Ems Energiebeteiligungen on January 26, 2004. The buyers intend to float the acquired shares on the stock exchange. E.ON will receive part of the expected excess sales revenue.

Prior to the EWE sale, on January 20, 2004, E.ON Energie divested its 4.99% shareholding in the Spanish power utility Union Fenosa.

At the end of January 2004, the German Federal Supreme Court published the reasons for two decisions made on December 22, 2003 involving RWE's on-debiting of additional costs incurred as a result of the German Renewable Energy Act and the German CHP Act to special-rate customers. In line with the ruling, the "tax and levy clauses" included in the supply agreements also cover additional costs incurred as a result of the German Renewable Energy Act and the German CHP Act, although these charges constitute neither taxes, nor levies, in the narrower sense of the word. It remains to be seen whether this court ruling can be applied to similar contracts entered into by the E.ON Energie Group and to which extent additional costs can be passed on to our customers.

On February 11, 2004, the Düsseldorf Higher Regional Court accepted the appeal filed by TEAG against the cease and desist order handed down by the German Federal Cartel Office for the alleged charging of exaggerated network usage fees. However, the Düsseldorf Higher Regional Court expressly allowed possible legal recourse to be taken by the Federal Cartel Office before the Federal Supreme Court. This ruling could establish precedence for other civil lawsuits against individual regional utilities belonging to the E.ON Energie Group, which are pending a decision on the appropriateness of network usage fees.

We will consistently apply the findings of our Group-wide best practice project in the coming years. The results and realized synergies will make a contribution to earnings growth. We put in an outstanding performance in 2003, and we expect our earnings trend to continue benefiting positively from optimization efforts implemented throughout the current year. The integration of the joint ventures we acquired in the last few years, which has gotten off to a good start, is gaining importance due to the Group's new regional focus on the markets of Central Europe. It is above all the experience garnered in the eastern part of Central Europe that provides us with an exceptional basis for making further progress in optimizing our business. Moreover, the integration of Ruhrgas into the E.ON Group opens up new prospects of cooperation for E.ON Energie and increases the number of strategic options we have.

€5.4 billion in investment is earmarked for the Central European market unit for the next three years. Central Europe is a market which is managed by E.ON Energie and where we have a strong market position. Nearly 80% of this sum are allocable to property, plant and equipment in the power generation and grid businesses. Investments in financial assets will amount to about €1.1 billion and are primarily earmarked to increase existing shareholdings.

E.ON Energie will continue to fortify the position it has on its core markets. Despite our sharp focus on operational excellence and the ongoing consolidation of positions we have already achieved, we will continue to investigate growth possibilities that make strategic sense in Central Europe and the Alpine region.

Germany's regulatory authority, which will be installed in 2004, will have an influence on our domestic market. Power outages in numerous European countries and North America clearly demonstrated how dangerous market intervention can be. We thus expect basic conditions to be fair and developed with circumspection, in order to enable secure energy supplies over the long term and to the benefit of all market participants.

E.ON Energie's strategic goal is not only to become the largest power and gas group in Central Europe, but the leading and most profitable one as well. The strategy, business acumen, and organization of our intragroup "on-top" optimization process will put us in a position to achieve this.

Exemption from Preparing Consolidated Financial Statements

E.ON Energie is exercising its right to be exempted from preparing consolidated financial statements and a review of group operations. The exempting US GAAP consolidated financial statements and the review of group operations prepared by E.ON AG, Düsseldorf, with which we have a profit- and loss-pooling agreement, as well as the auditor's report, will be filed in the Commercial Register of the City of Munich (HRB 132 000).



Major Consolidated Companies

Company
Avacon AG
AVG Abfall-Verwertungs-Gesellschaft mbH
Baltic Cable AB[2]
BauMineral GmbH
Bayerische Wasserkraftwerke AG
BKB Aktiengesellschaft
CONTIGAS Deutsche Energie-Aktiengesellschaft
Dél-dunántúli Áramszolgáltató Részvénytársaság
D-GAS B.V.
DKCE Debreceni Kobinált Ciklusú Erömü Kft.
Donau-Wasserkraft AG
E.DIS Aktiengesellschaft
E.ON Bayern AG
E.ON Benelux b.v.
E.ON Czech Holding AG
E.ON Engineering GmbH
E.ON Fernwärme GmbH
E.ON Hanse AG
E.ON Hungária Energetikai Részvénytársaság
E.ON Italia s.p.a.
E.ON Kernkraft GmbH
E.ON Kraftwerke GmbH
E.ON Netz GmbH
E.ON Scandinavia Aktiebolag[2]
E.ON Sales & Trading GmbH
E.ON Wasserkraft GmbH
E.ON Energie Vermögensanlage Gesellschaft bürgerlichen Rechts
E.ON Westfalen Weser
EAM Energie AG
E.ON Finland Oyj[2]
Észak-dunántúli Áramszolgáltató Rt.
Fränkische Gas-Lieferungs-Gesellschaft mbH
Gemeinschaftskernkraftwerk Grohnde GmbH & Co.
Gemeinschaftskraftwerk Weser GmbH
Graninge Aktiebolag[2]
Jihoceská energetika a.s. (JCE)
Jihomoravská energetika a.s. (JME)
Kernkraftwerk Brokdorf GmbH & Co. oHG
Kernkraftwerk Stade GmbH & Co. oHG
Kernkraftwerke Isar Verwaltungs GmbH
Kraftwerk Schkopau GbR
Müllverbrennungsanlage Stapelfeld GmbH
Rhein-Main-Donau AG
RuhrEnergie GmbH, EVR
SVO Energie GmbH
Sydkraft AB[2]
TEAG Thüringer Energie AG
Thüga Aktiengesellschaft[2]
Tiszántúli Áramszolgáltató Rt.

f = fully consolidated e = equity company * after profit- and loss-transfer

1
Figures comply with the financial statements prepared according to country-specific GAAP and do not include contributions made by the companies to the consolidated financial statements. Equity in foreign currency is translated at mean rates as of the balance-sheet date. Income in foreign currency is translated at annual average exchange rates.

2
Before being transferred to another E.ON Group company.

[redacted]

	Location	Stake %	Stockholders' equity[2] €m	Income[2] €m	Group relationship code
DE	Helmstedt	56.48	904.8	125.8	f
DE	Hamburg	80.00	13.3	-	f
SE	Malmö	66.66	87.2	7.5	f
DE	Herten	100.00	8.1	1.2	f
DE	Landshut	100.00	35.4	0.8	f
DE	Helmstedt	100.00	403.7	-	f
DE	Munich	98.71	2,732.7	-	f
HU	Pécs	92.41	117.8	11.8	f
NL	Voorburg	100.00	11.5	8.5	f
HU	Debrecen	100.00	13.1	3.2	f
DE	Munich	100.00	40.9	3.0	f
DE	Fürstenwalde/Spree	71.04	808.8	77.5	f
DE	Regensburg	98.87	853.6	-	f
NL	The Hague	100.00	415.5	- 2.4	f
DE	Munich	100.00	552.9	21.3	f
DE	Gelsenkirchen	100.00	13.0	-	f
DE	Gelsenkirchen	100.00	12.8	-	f
DE	Quickborn	73.82	456.3	-44.7	f
HU	Budapest	100.00	700.0	36.1	f
IT	Milan	100.00	0.7	0.0	f
DE	Hanover	100.00	243.1	-	f
DE	Hanover	100.00	806.2	-	f
DE	Bayreuth	100.00	566.8	-	f
SE	Malmö	100.00	3,966.0	167.9	f
DE	Munich	100.00	995.1	-	f
DE	Landshut	100.00	370.9	-	f
DE	Berlin	100.00	171.2	-	f
DE	Paderborn	62.85	482.5	217.5	f
DE	Kassel	73.34	451.0	46.4	f
FI	Espoo	65.56	137.3	20.0	f
HU	Györ	97.59	220.6	24.7	f
DE	Bayreuth	100.00	35.8	8.1	f
DE	Emmerthal	100.00	153.4	-	f
DE	Porta Westfalica	66.67	21.8	-	f
SE	Sollefteå	78.98	586.9	15.7	f
CZ	Ceské Budéjovice	84.65	138.0	16.5	f
CZ	Brno	85.66	282.6	33.4	f
DE	Hamburg	80.00	153.4	-	f
DE	Hamburg	66.67	30.7	-	f
DE	Essenbach	100.00	1.0	-	f
DE	Schkopau	58.10	102.3	-	f
DE	Stapelfeld	100.00	17.7	4.6	f
DE	Munich	77.49	110.2	51.3	f
DE	Gelsenkirchen	100.00	12.8	-	f
DE	Celle	64.00	72.9	15.7	f
SE	Malmö	55.17	2,762.6	262.1	f
DE	Erfurt	72.65	569.4	62.3	f
DE	Munich	86.58	2,398.0	337.6	f
HU	Debrecen	92.39	133.5	11.3	f



1
Figures comply with the financial statements prepared according to country-specific GAAP and do not include contributions made by the companies to the consolidated financial statements. Equity in foreign currency is translated at mean rates as of the balance-sheet date. Income in foreign currency is translated at annual average exchange rates.

2
Before being transferred to another E.ON Group company.

Other Major Shareholdings

Company
badenova AG & Co. KG[2]
BKW FMB Energie AG
Berliner Erdgasspeicher Besitz- u. Verwaltungsgesellschaft bR
Erdgas Schwaben GmbH[2]
Erdgas Südbayern GmbH[2]
Erdgas Südsachsen GmbH[2]
EWE Aktiengesellschaft
Gasag Berliner Gaswerke Aktiengesellschaft[2]
Jihomoravská plynárenská a.s. (JMP)
Kernkraftwerk Brunsbüttel GmbH & Co. oHG
Kernkraftwerk Krümmel GmbH & Co. oHG
Mainova Aktiengesellschaft[2]
N-ERGIE AG[2]
Severomoravska Energetika, a.s. (SME)
Stadtwerke Hannover Aktiengesellschaft
Städtische Werke Magdeburg GmbH
Západoslovenská energetika (ZSE)

f = fully consolidated e = equity company * after profit- and loss-transfer

	Location	Stake %	Stockholders' equity[1] €m	Income[2] €m[2]	Group relationship code
DE	Freiburg	47.30	210.1	51.4	e
CH	Bern	20.00	290.1	61.4	e
DE	Berlin	49.89	257.8	33.2	e
DE	Augsburg	64.86	60.5	19.6	e
DE	Munich	50.00	66.8	24.2	e
DE	Chemnitz	49.00	96.5	26.4	e
DE	Oldenburg	27.44	603.1	85.0	e
DE	Berlin	24.90	529.2	56.1	e
CZ	Tábor	43.73	162.3	13.8	e
DE	Hamburg	33.33	32.4	-	e
DE	Hamburg	50.00	102.3	10.2	e
DE	Frankfurt/Main	24.44	356.7	89.0	e
DE	Nuremberg	39.80	277.7	117.3	e
CZ	Morsvaska Ostrava	30.29	280.8	25.4	e
DE	Hanover	12.00	225.8	141.3	e
DE	Magdeburg	26.67	129.6	14.4	e
SL	Bratislava	49.00	174.5	10.4	e



For further information on
our company,
please get in touch with:

E.ON Energie AG
Kommunikation und Politik
Brienner Strasse 40
D-80333 Munich
T +49 - 89 - 12 54 - 15 68
F +49 - 89 - 12 54 - 40 79
thomas.j.mueller@eon-energie.com
www.eon-energie.com

The German version of this report is
definitive.

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E.ON Energie AG Brienner Strasse 40 D-80333 Munich
www.eon-energie.com